Exhibit 99.2
LIFEZONE METALS LIMITED
INTERIM REPORT
for the six months ended June 30, 2026, and June 30, 2025

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the six months ended June 30, 2026, and June 30, 2025

		Six Months Ended June 30,
	Note	2026	2025
		$	$
Revenue	4	1,667,741	325,451
Cost of sales		(1,165,923)	(173,486)
Gross profit		501,818	151,965
Gain on foreign exchange		611,287	243,447
General and administrative expenses	8	(10,847,064)	(8,009,430)
Operating loss		(9,733,959)	(7,614,018)
Interest income	5	255,671	413,909
Fair value gain on embedded derivatives	7	1,549,000	14,145,000
Fair value gain on warrants	19.3	1,060,000	-
Fair value gain on deferred consideration	21	5,292,917	-
Interest expense	6	(5,457,835)	(4,879,843)
(Loss) income before tax		(7,034,206)	2,065,048
Income tax	14	108,268	180,816
(Loss) income for the period		(6,925,938)	2,245,864
Other comprehensive (loss) income:
Exchange (loss) gain on translation of foreign operations		(107,599)	321,958
Total other comprehensive (loss) income for the period		(107,599)	321,958
Total comprehensive (loss) income for the period		(7,033,537)	2,567,822

Net (loss) income for the period:
Attributable to ordinary shareholders of Lifezone Metals		(6,862,073)	2,705,578
Attributable to non-controlling interests		(63,865)	(459,714)
		(6,925,938)	2,245,864
Total comprehensive (loss) income:
Attributable to ordinary shareholders of Lifezone Metals		(6,969,672)	3,027,536
Attributable to non-controlling interests		(63,865)	(459,714)
		(7,033,537)	2,567,822
(Loss) income per share
Basic	24	(0.08)	0.03
Diluted	24	(0.08)	(0.08)

/s/ Ingo Hofmaier
Ingo Hofmaier Chief Financial Officer Date: July 29, 2026
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
as of June 30, 2026, and December 31, 2025

	Note	June 30, 2026	December 31, 2025
Assets		$	$
Non-current assets
Exploration and evaluation assets and mining data	13	161,082,638	140,986,596
Patents	12	-	706,748
Other intangible assets	12	146,124	168,438
Property and equipment	11	3,775,755	4,316,306
Right-of-use assets	11	2,153,688	2,124,998
		167,158,205	148,303,086
Current assets
Inventories		159,535	58,017
Deferred financing costs	19.2	2,387,264	5,218,063
Trade and other receivables	10	1,557,952	2,028,267
Cash and cash equivalents	9	37,294,296	20,144,250
		41,399,047	27,448,597
Total assets		208,557,252	175,751,683
Equity and Liabilities
Equity
Share capital	22	8,993	8,380
Share premium		217,030,489	190,216,537
Share-based payment reserve	23	277,703,132	278,038,156
Warrant reserves	22	21,747,152	20,667,152
Other reserves		52,556,433	52,556,433
Foreign currency translation reserve		54,927	162,526
Redemption reserve		280,808	280,808
Accumulated deficit		(474,917,983)	(468,098,277)
Total shareholders’ equity		94,463,951	73,831,715
Non-controlling interests	22	(1,062,825)	(998,960)
Total equity		93,401,126	72,832,755
Non-current liabilities
Lease liabilities	18	1,156,264	1,122,836
Deferred tax liability	14	195,481	303,749
Senior secured bridge loan facility	19.2	34,835,408	16,677,872
Deferred consideration	21	20,441,156	25,734,073
		56,628,309	43,838,530
Current liabilities
Lease liabilities	18	794,376	931,364
Trade and other payables	16	6,026,354	3,762,481
Provisions	17	3,556,956	3,672,876
Convertible debentures	19.1	34,506,702	34,521,935
Embedded derivatives	19.1	3,604,000	5,153,000
Related party payables	20	149,429	88,742
Warrant liability	19.3	9,890,000	10,950,000
		58,527,817	59,080,398
Total liabilities		115,156,126	102,918,928
Total equity and liabilities		208,557,252	175,751,683
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: July 29, 2026

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2026, and June 30, 2025

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$	$	$
At January 1, 2025	7,913	185,070,706	275,917,120	15,017,257	67,732,146	(15,058)	280,808	(454,470,401)	89,540,491	9,786,509	99,327,000
Transactions with shareholders
Issuance of shares to debenture holders	18	713,572	-	-	-	-	-	-	713,590	-	713,590
Issuance of shares on exercise of warrants		1,150	-	(105)	105	-	-	-	1,150	-	1,150
Cancellation of ordinary shares	-	(18,620)	-	-	-	-	-	-	(18,620)	-	(18,620)
Glencore contribution in US Recycling LLC	-	-	-	-	(108,000)	-	-	-	(108,000)	108,000	-
Total transactions with shareholders	18	696,102	-	(105)	(107,895)	-	-	-	588,120	108,000	696,120
Total income (loss) for the period	-	-	-	-	-	-	-	2,705,578	2,705,578	(459,714)	2,245,864
Total other comprehensive income	-	-	-	-	-	321,958	-	-	321,958	-	321,958
At June 30, 2025	7,931	185,766,808	275,917,120	15,017,152	67,624,251	306,900	280,808	(451,764,823)	93,156,147	9,434,795	102,590,942

At January 1, 2026	8,380	190,216,537	278,038,156	20,667,152	52,556,433	162,526	280,808	(468,098,277)	73,831,715	(998,960)	72,832,755
Transactions with shareholders
Issuance of shares on vesting of RSUs	42	3,436,400	(3,436,442)	-	-	-	-	-	-	-	-
Issuance of shares on exercise of options	1	48,051	(42,351)	-	-	-	-	42,367	48,068	-	48,068
Issuance of warrants	-	-	-	1,080,000	-	-	-	-	1,080,000	-	1,080,000
Registered direct offering (net of costs)	570	23,329,501	-	-	-	-	-	-	23,330,071	-	23,330,071
Share based payments	-	-	3,143,769	-	-	-	-	-	3,143,769	-	3,143,769
Total transactions with shareholders	613	26,813,952	(335,024)	1,080,000	-	-	-	42,367	27,601,908	-	27,601,908
Total loss for the period	-	-	-	-	-	-	-	(6,862,073)	(6,862,073)	(63,865)	(6,925,938)
Total other comprehensive loss	-	-	-	-	-	(107,599)	-	-	(107,599)	-	(107,599)
At June 30, 2026	8,993	217,030,489	277,703,132	21,747,152	52,556,433	54,927	280,808	(474,917,983)	94,463,951	(1,062,825)	93,401,126
1 Other reserves include the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share-based payments as a result of the Business Combination.

See accompanying notes to Unaudited Consolidated Interim Financial Statements.

UNAUDITED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
for the six months ended June 30, 2026, and June 30, 2025

	Note	June 30, 2026	June 30, 2025
		$	$
Cash flows from operating activities
(Loss) income for the period		(6,925,938)	2,245,864
Adjustments for:
Share-based compensation expense	23	3,143,769	-
Interest income	5	(255,671)	(413,909)
Amortization of intangibles	12	53,049	67,919
Unrealized foreign exchange gain		(622,130)	(230,968)
Impairment of patents	12	696,180	-
Impairment of VAT receivable	10	999,978	470,263
Impairment of deposit		-	400,000
Interest expense	6	5,457,835	4,879,843
Gain on remeasurement of embedded derivative	7	(1,549,000)	(14,145,000)
Gain on remeasurement of warrants	19.3	(1,060,000)	-
Gain on remeasurement of deferred consideration	21	(5,292,917)	-
Depreciation of property and equipment and right-of-use assets	11	712,137	630,741
Tax paid on behalf of grantee on vesting of RSUs		-	(18,624)
Deferred tax income		(108,268)	(180,816)
Operating loss before working capital changes		(4,750,976)	(6,294,687)
Changes in trade and other receivables	10	(49,412)	(221,430)
Changes in related party receivables		-	98,133
Changes in inventories		(13)	(94,052)
Changes in related party payables		60,687	(21,565)
Changes in trade and other payables	16	450,982	(177,889)
Net cash used in operating activities		(4,288,732)	(6,711,490)
Cash flows from investing activities
Interest received from bank		411,578	413,909
Patent costs incurred		(42,481)	(43,064)
Expenditure on property and equipment		(4,142)	(15,539)
Investment in exploration and evaluation assets		(15,394,617)	(10,183,006)
Net cash used in investing activities		(15,029,662)	(9,827,700)
Cash flows from financing activities
Gross proceeds from registered direct offering		25,080,000	-
Transaction costs of registered direct offering		(1,749,929)	-
Proceeds from exercise of warrants		-	1,150
Proceeds from exercise of stock options		48,068	-
Drawings from senior secured bridge loan facility	19.2	21,700,000	-
Transaction costs on senior secured bridge loan facility	19.2	(819,300)	-
Interest and commitment fees paid		(7,089,467)	-
Payment of lease liabilities	18	(746,180)	(287,314)
Net cash provided by (used in) financing activities		36,423,192	(286,164)
Net increase (decrease) in cash and cash equivalents		17,104,798	(16,825,354)
Effect of exchange rate changes on cash & cash equivalents		45,248	53,470
Cash and cash equivalents at beginning of period		20,144,250	29,283,942
Cash and cash equivalents at end of period		37,294,296	12,512,058
See accompanying notes to Unaudited Consolidated Interim Financial Statements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026, and June 30, 2025
1. Corporate and Group information
1.1. General information
Lifezone Metals Limited ("Lifezone Metals" or the "Company") is a limited company incorporated and domiciled in the Isle of Man, whose ordinary shares are publicly traded on the New York Stock Exchange ("NYSE") under the trading symbol "LZM". Lifezone Metals' warrants trade on the NYSE under the symbol "LZMW".
Lifezone Metals' registered office is located at 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man. The unaudited consolidated interim financial statements of Lifezone Metals for the six months ended June 30, 2026, were authorized for release in accordance with a resolution of the Directors of Lifezone Metals on July 29, 2026.
1.2. Business overview
Lifezone Metals' together with all of its subsidiaries (“Lifezone”) is committed to delivering cleaner and more responsible metals production and recycling.

The Kabanga Nickel Project in Tanzania is our flagship project and is considered to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. It is a well-advanced project with more than $455 million invested by Lifezone Metals and previous stakeholders, in addition to key licenses being in place to commence development. The Kabanga Nickel Project envisages a staged development plan, commencing with the construction of a large-scale, long-life, underground mine and concentrator at the Kabanga site. The sulfide concentrate that will be produced will contain high-grade nickel content with meaningful copper and cobalt by-products. The economics displayed in the 2025 Feasibility Study showcase a mining operation with robust economics that are expected to sit in the lowest quartile of the nickel industry cost curve, in addition to a clear execution plan backed by an experienced technical and management team.

We released the Initial Assessment Technical Report Summary in the first half of 2025 followed by a maiden Feasibility Study Technical Report Summary on July 18, 2025, marking a significant and historic milestone in the nearly five-decade journey of the Kabanga Nickel Project. The economic results highlight the project’s potential to deliver attractive returns over a long mine life, supported by an exceptional high-grade Mineral Reserve and Resources and a low-cost operating profile. Our partnership with the Government of Tanzania has been instrumental in advancing the project and Lifezone remains aligned in our commitment to responsible development and long-term value creation.

Through the application of our particular hydrometallurgical processing technology that has been developed and is intended to be developed further, based on Lifezone’s intellectual property (“Hydromet Technology''), we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. In our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and economically recover Platinum Group Metals ("PGM") from responsibly sourced spent Automotive Catalytic Converters ("Autocats"). Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

Our US-based recycling operation would be the world’s first fully vertically integrated PGM recycling facility, providing a scalable, efficient and traceable closed-loop domestic critical minerals solution, delivering refined platinum, palladium and rhodium to the US market. Notably, Lifezone would be a significant rhodium producer in the US, allowing for the efficient recovery of the PGM basket from the secondary market. The processing and refining of all production in-house provides Lifezone with the ability to offer metal traceability, with no refining occurring offshore, thereby keeping these critical PGMs entirely domestic to the U.S.

On March 10, 2026, Lifezone Metals entered into an exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project, a large nickel laterite deposit located within the East African Nickel Belt. The agreement grants Lifezone a 14-month exclusivity period to evaluate the technical and economic potential of the Musongati deposit, including an initial scoping phase during which Lifezone will review existing geological data and develop a longer-term exploration and feasibility assessment program. The project lies approximately 200 km southwest of the

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Kabanga Nickel Project in Tanzania, and the agreement reflects Lifezone’s strategy to evaluate and potentially consolidate significant nickel resources within the Kabanga–Musongati alignment.

1.3. Hydromet Technology overview
Lifezone’s Hydromet Technology is amenable to processing and refining metals from sulfide minerals containing nickel, copper, cobalt, platinum, palladium, rhodium and gold. As of June 30, 2026, Lifezone held 285 patents and had 32 additional applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. As of December 31, 2025, Lifezone held 181 patents and had 80 additional applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six key technology families of principal patents. While these patents underpin Lifezone's technology strategy, the carrying value of the capitalized patent costs has been impaired as at June 30, 2026 (see Note 12), reflecting the absence of probable near-term royalty income rather than any diminution in the strategic value of the technology.

Compared to traditional pyrometallurgical smelting and refining technologies, Lifezone’s Hydromet Technology is expected to produce less carbon dioxide emissions per ton of metal produced and zero sulfur dioxide emissions, be more capital and operating cost efficient, have faster processing times and enable fully traceable refined metals to enable enhanced supply chain transparency.

On July 18, 2023, Lifezone acquired The Simulus Group Pty Limited (“Simulus”), a prominent hydrometallurgical laboratory and engineering company based in Perth, Australia. Prior to the acquisition, Simulus generated revenue by providing external hydrometallurgical test work and engineering services to a broad range of clients in the mining industry, including Lifezone. Over the almost three years since Lifezone acquired Simulus, the primary activity at the Simulus laboratory has been the construction and operation of two hydromet pilot plants at its premises in Perth for our two core commercial projects, the Kabanga Nickel Project in Tanzania and the recycling of PGMs from Autocats in the United States. As these projects move into the next stages of development, there is a reduction in the demand for Simulus's service for these internal projects. Consequently, the business is proactively pursuing new third-party clients to provide revenue-generating bespoke test work and engineering services.

Lifezone is focused on commercializing its Hydromet Technology across the metals and mining industry with a primary focus on the US-based PGM recycling opportunity with Glencore. Research and development are continuous alongside the broadening of Lifezone’s intellectual property portfolio through applications for additional patents to be applied to new opportunities in other metal groups and deposit types.

1.4. Kabanga Nickel Project
Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the 2024 Mineral Resource and 2025 Mineral Reserve Estimates detailed in the July 2025 Feasibility Study, we believe Kabanga comprises one of the world’s largest and highest-grade nickel sulfide deposits. The Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania.

On October 25, 2021, a Special Mining License (“SML”) was issued by the government of Tanzania for the Kabanga deposit area. Subsequently, in March 2024, a Refining License was issued at the proposed refinery location in Kahama. The Government of Tanzania is a 16% shareholder in the Kabanga Nickel Project with a non-dilutable interest via its holding in Tembo Nickel Corporation Limited (“TNCL”). As of June 30, 2026, the remaining 84% in TNCL was owned by Kabanga Nickel Limited (“KNL”), whose shareholder is Lifezone Limited (100%).

On July 18, 2025, Lifezone entered into a definitive agreement with BHP Billiton (UK) DDS Ltd (“BHP”) to acquire BHP’s 17% equity interest in KNL. As a result of the transaction, Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement (the equity option agreement dated October 14, 2022, as amended on February 8, 2023, entered into between BHP, Lifezone Limited ("LZL") and KNL, pursuant to which BHP had the option to consummate a further investment in KNL, subject to certain conditions being satisfied), are terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by LZL within 30 days after the earlier of: (i) 12 months after the Final Investment Decision ("FID") at the Kabanga Nickel Project; or (ii) once Lifezone has raised $250 million in aggregate funding

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

(whether through equity, debt or alternative sources). A second deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. This amount is indexed to the share price performance of Lifezone Metals, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, or reduced to $75 million if a Resettlement Action Plan ("RAP") Trigger Event occurs.

The Feasibility Study for the Kabanga Nickel Project was released on July 18, 2025, and represents a major milestone in advancing the Kabanga Nickel Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses on the initial development phase of the Kabanga Nickel Project, which includes a 3.4 million tons per annum mechanized underground mine, concentrator, tailings storage facility and supporting infrastructure.

With the release of the Feasibility Study, the Board of Directors of Lifezone Metals has directed management to commence the execution readiness phase, including the project financing process leading to a FID, and to begin early works and infrastructure development. During this execution readiness phase, Lifezone will advance pending permitting, remaining approvals and commercial tenders, while finalizing technical work to support critical path construction activities. A multi-sourced project finance strategy is being executed, and discussions are ongoing with strategic investors and lenders. The strong economics of the Kabanga Nickel Project and alignment with global critical minerals' priorities, positions it well for sustainable financing.

On August 8, 2025, Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance Fund No. 2 L.P. acting as mandated lead arranger and agent. The facility supports the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company progresses towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. As of June 30, 2026, $41.7 million was drawn under the senior secured bridge loan facility. Please refer to Note 19.2 for further details on the terms of the facility.
1.5. Platinum, palladium and rhodium recycling project in the United States
Lifezone’s Hydromet Technology intellectual property was initially developed from test work on PGM mineral concentrates, and the first test work and scoping study was undertaken in 2014 to demonstrate the successful recovery of PGMs from spent automotive catalytic converters.
Recycling is expected to play an important role as an alternative supply of critical metals. However, current recycling practices, involving conventional smelting and refining, compound the carbon dioxide emissions intensity of metal units. Through the application of its Hydromet Technology, Lifezone offers a potentially cleaner, lower emissions and responsibly sourced recycling solution for PGMs in the USA and elsewhere.
In partnership with Glencore, a major and diversified participant in global commodities, Lifezone is evaluating the design and construction of a commercial-scale hydromet PGM recycling facility in the United States to recycle PGMs from Autocats.
In January 2024, Lifezone and Glencore each funded $1.5 million into a newly established US Lifezone group entity, Lifezone Recycling US, LLC, with proceeds designated towards the pilot program. In May 2025, Lifezone invested a further $2 million  into Lifezone Recycling US, LLC towards completion of the pilot testwork program and a feasibility study aiming to demonstrate the effectiveness of Lifezone’s Hydromet Technology to recover and refine PGMs from Autocats. As at June 30, 2026, Glencore holds approximately 5.44% interest in Lifezone Recycling US, LLC.
In April 2026 Lifezone announced the first production of PGMs from U.S.-sourced Autocats. Following completion of the pilot test program, an interim study report was completed in May. An internal project review was undertaken in June, resulting in several substantive positive techno-economic improvements, now being incorporated into the plant design and subsequent updates to the feasibility study, targeting a December 2026 completion date.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

1.6. Musongati Nickel Project, Burundi

Musongati is believed to be Burundi's most significant nickel deposit, located within the East African Nickel Belt, about 200 km southwest from Lifezone's flagship Kabanga Nickel Project.
Musongati is a large-tonnage, open-pittable nickel laterite resource with untested sulfide mineralization potential. A 2011 study defined more than 140 million tons with an estimated nickel grade of 1.31%1 and potential by-products including copper, cobalt, platinum-group metals, and scandium.
On March 10, 2026, Lifezone Metals entered into an exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project. The agreement grants the Company a 14-month exclusivity period to evaluate the technical and economic potential of the Musongati deposit. Representatives of KoBold Metals signed a separate Memorandum of Understanding with Burundi regarding the digitization of the country's geological data.
The Company believes Musongati's proximity to Kabanga could unlock synergies to act as key enablers for its development: its proprietary Hydromet Technology offers a common processing route across both assets, raising the prospect of shared downstream refining and in-country beneficiation, while the energy and rail infrastructure unlocking Kabanga could be extended to serve Musongati. Together the two deposits consolidate globally significant resources under a single umbrella, creating a combined inventory positioned to compete on grade and cost with concentrated supply from Southeast Asia.
Since signing the exclusivity agreement, a high-level desktop review and evaluation was done to identify key project drivers, focusing on geology, mining, and processing, and to define the next phase of work. During the period, two visits to Bujumbura and one to the project site took place, to verify historical work, meet with key stakeholders, and inform planning for the additional exploration needed to evaluate the project.
2. Basis of preparation, material accounting policies and estimates
2.1. Basis of preparation
Lifezone’s unaudited consolidated interim financial statements for the six months ended June 30, 2026, have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and Interpretations (collectively IFRS Accounting Standards) and are reported in U.S. dollars (“USD” or “$”).
These unaudited consolidated interim financial statements should be read in conjunction with Lifezone Metals' audited consolidated financial statements contained on its Form 20-F for the year ended December 31, 2025, as some disclosures from the annual consolidated financial statements have been condensed or omitted. Operating results for the six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.
These unaudited consolidated interim financial statements incorporate the financial statements of Lifezone Metals and its controlled subsidiaries as of June 30, 2026.
Control exists when Lifezone has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The unaudited consolidated interim financial statements include the accounts of Lifezone Metals and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.
1 The historical Mineral Resource estimate, which used a 0.8% Ni cutoff, was done in 2011 and is referenced in a Technical Report undertaken by BMM, who were the previous license holder of the Musongati Project. The historical Mineral Resource estimate was done in accordance with JORC (2004) guidelines, but does not comply with S-K 1300 standards and has never been updated. A Qualified Person has not completed the work necessary to classify the estimate as a current resource or mineral reserve. Additional work will be required to update the Mineral Resource estimate going forward to comply with S-K 1300 guidelines.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

The information furnished herein reflects all normal recurring entries, that are in the opinion of management, necessary for a fair statement of the results for the interim periods reported.
The unaudited consolidated interim financial statements have been prepared on a historical cost basis unless otherwise stated.
2.2. Going concern
Management has assessed the going concern assumptions of Lifezone during the preparation of these unaudited consolidated interim financial statements. For the six months ended June 30, 2026, Lifezone's loss was $6.93 million (six months ended June 30, 2025: income of $2.25 million) and accumulated losses at June 30, 2026, was $474.9 million (December 31, 2025: $468.1 million).
As of June 30, 2026, Lifezone had consolidated cash and cash equivalents of $37.3 million, compared with $20.1 million as of December 31, 2025. Please refer to the unaudited consolidated interim cash flow statements for details on usage and receipt of cash during the six months ended June 30, 2026. Available cash includes the receipts of a registered direct offering that closed on April 23, 2026 (the "2026 Offering") of 5,700,000 ordinary shares, with no warrants. The ordinary shares were sold at a purchase price of $4.40 per share. The net proceeds from the 2026 Offering were $23.33 million (after placement agent fees, commissions, and estimated offering expenses payable by Lifezone).
Lifezone's liquidity includes cash and cash equivalents of $37.29 million as of June 30, 2026, and a further $18.3 million of the senior secured bridge loan facility subject to satisfaction of conditions precedent, which remained undrawn as of June 30, 2026. The facility is available for further drawdowns until November 29, 2026, and supports advancing the Kabanga Nickel Project by funding pre-FID critical early-stage work and project financing activities. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months subject to meeting the required conditions. Funds made available under the senior secured bridge loan facility cannot be used for any purpose other than the Kabanga Nickel Project.
The unaudited consolidated interim financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities, the realization of assets and the discharge of liabilities in the ordinary course of business. Lifezone has not generated significant revenues from operations and, as is common with many exploration-stage mining companies, Lifezone raises financing for its exploration, study, and research and development activities in discrete tranches. As of June 30, 2026, Lifezone has net current liabilities of $17.13 million and based on Lifezone’s current and anticipated liquidity and funding requirements, and notwithstanding the funds received from the 2026 Offering, Lifezone will need to raise additional capital in the next 12 months to fund its corporate expenditure, operations and project developments, in particular for the Kabanga Nickel Project, and to maintain the minimum cash balance covenant required under the senior secured bridge loan facility. Based on our assessment, additional funding will be required in early 2027 for both the Kabanga Nickel Project and the other two segments of the business. In this assessment, we consider completing all of our forecast pre-FID activities, which will consume all of the available funds from the senior secured bridge loan facility earmarked for the Kabanga Nickel Project. In addition, additional capital will need to be raised, or an agreement reached to refinance the senior secured bridge loan, which has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months.
We also consider the Board of Directors making the FID for the Project during Q1 2027, which will materially increase our investment cash flows and require raising equity, including a farm-down at the Kabanga Nickel Project level, and debt through a multi-sourced project financing solution. With concerted efforts, this date could be moved forward, but FID could happen later, depending on the lender's assessment of the Framework Agreement. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.
Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, and capital costs in relation to the development of the Kabanga Nickel Project, and the demand and prices for the minerals we envision extracting in our Metals Extraction business and as well as for Lifezone’s working capital requirements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

To finance the development of the Kabanga Nickel Project, Lifezone is pursuing a diversified funding strategy potentially including equity offerings, strategic partnerships, mezzanine financing and bridge and project-level debt. Active discussions are ongoing with offtake partners, financial and strategic investors, development finance institutions, and commercial lenders.
If required, to maintain liquidity, management could consider reducing operating costs, pausing capital expenditures, restructuring interest-bearing debt, or maximizing external revenues from the Simulus hydromet laboratory based in Perth, Australia. Additionally, Lifezone may receive the proceeds from any exercise of any Warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price ranging from $4.00 to $11.50 per share in cash. Please refer to Note 22 for further details on the number of warrants outstanding, exercise prices and expiry dates of the warrants.

In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project until such time as Lifezone becomes self-financing from the commercial production of metals and minerals and royalties received from intellectual property rights linked to its Hydromet Technology.

These conditions give rise to a substantial doubt about our ability to continue as a going concern, as there can be no assurance that Lifezone will be able to raise the required financing through a combination of equity offerings, debt financings, strategic alliances, alternative financings, and off-take agreements and/or licensing arrangements in the future. Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis as they believe that Lifezone will be able to raise further funding as set out above prior to any breach of covenants. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary if Lifezone were unable to continue as a going concern.

2.3. Accounting pronouncements
The accounting policies adopted in the preparation of the unaudited consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements of Lifezone Metals for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026.
Lifezone has not early adopted any standard, interpretation, or amendment that was issued but is not yet effective.
The following amendment applies for the first time in 2026, but does not have an impact on the unaudited consolidated interim financial statements of Lifezone:
•Amendments to the Classification and Measurement and Impairment of Financial Instruments (Amendments to IFRS 9 and IFRS 7): The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG-linked features via additional guidance on the assessment of contingent features. Clarifications have been made to non-recourse loans and contractually linked instruments. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified at fair value through OCI.
•Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity: These amendments introduce application guidance on the classification and measurement of contracts that reference nature-dependent electricity (such as renewable energy contracts), including considerations for whether such contracts meet the “own-use” scope exception or should be accounted for as derivatives. The amendments also clarify how variability linked to nature-dependent factors should be assessed in determining whether contractual cash flows meet the solely payments of principal and interest (“SPPI”) criterion.
•Annual Improvements to IFRS Accounting Standards – Volume 11 : These annual improvements include a series of minor amendments to various IFRS Accounting Standards aimed at clarifying wording, correcting unintended

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

inconsistencies, and improving guidance. The amendments address, among other matters, aspects of classification and measurement under IFRS 9, disclosure requirements under IFRS 7, and consequential wording improvements in other standards.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. The standards and interpretations that are issued, but are not yet effective, up to the date of issuance of Lifezone’s financial statements that Lifezone reasonably expects may have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below.
•IFRS 18 Presentation and Disclosure in Financial Statements - applies from January 1, 2027. Lifezone is currently assessing the effect of this new accounting standard and amendments.
2.4. Basis of consolidation
The unaudited consolidated interim financial statements comprise the financial statements of Lifezone Metals and its controlled subsidiaries. Consolidation of a subsidiary begins when Lifezone obtains control over the subsidiary and ceases when Lifezone loses control of the subsidiary.
Profit or loss and each component of other comprehensive income are attributed to the equity holders of Lifezone Metals as the parent entity of Lifezone and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Lifezone’s accounting policies. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of Lifezone are eliminated on full consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If Lifezone loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
Lifezone attributes total comprehensive income or loss of subsidiaries between the owners of Lifezone Metals as the parent entity and the non-controlling interests based on their respective ownership interests.
2.5. Foreign Private Issuer status
Given that Lifezone Metals is incorporated in the Isle of Man, it is considered a Foreign Private Issuer (“FPI”) under the securities laws of the U.S. and the rules of the NYSE.
In our capacity as an FPI, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. NYSE listing rules include certain accommodations in the corporate governance requirements that allow FPI, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE.
FPIs may prepare their financial statements using US GAAP; or IFRS pursuant to Regulation S-X Rule 4-01(a)(2). In the case of FPIs that use the English-language version of IFRS as issued by the International Accounting Standards Board, or IASB IFRS, no reconciliation to US GAAP is needed.
We may take advantage of these exemptions until such time as we are no longer an FPI. We are required to determine our status as an FPI on an annual basis at the end of each second fiscal quarter.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances apply:
1.the majority of our executive officers or directors are United States citizens or residents.
2.more than 50% of our assets are located in the United States or
3.our business is administered principally in the United States.
If we lose our FPI status, we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs.
FPI status requires implementing procedures and processes to address public company regulatory requirements and customary practices.
2.6. Emerging Growth Company status
We are an Emerging Growth Company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. This includes, but is not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act” or “SOX”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We will continue to qualify as an EGC until the earliest of:
1.the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000, as such amount is indexed for inflation every 5 years by the SEC or more;
2.the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act;
3.the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or
4.the date on which we are deemed to be a “Large Accelerated Filer”, as defined in Exchange Act Rule 12b-2. Lifezone would become a Large Accelerated Filer if Lifezone has a public float of greater than $700 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report, and is not a smaller reporting company.
Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor’s report on ICFR under Section 404(b) of the Sarbanes-Oxley Act. An EGC still has to perform management’s assessment of internal control over financial reporting (SOX 404(a) and the disclosure requirement of Item 308(a) of Regulation S-K).
2.7. Significant accounting judgments, estimates, and assumptions
The preparation of Lifezone’s unaudited consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, including contingent assets and liabilities, and the accompanying disclosures. Actual results may differ from these estimates and uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

The judgments, estimates and assumptions applied in these unaudited consolidated interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in Lifezone’s latest annual consolidated financial statements for the year ended December 31, 2025.
2.8. Restatement of disclosure related to unused tax losses and temporary differences for which no deferred tax asset has been recognized
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available, against which the unrecognized deferred tax assets can be used. During our assessment and the review of the tax returns of Lifezone group entities for the year ended December 31, 2025, management assessed that the earlier unrecognized pre-trading capital expenses at Kabanga Nickel Limited do not represent a potential future temporary difference, leading us to exclude these amounts from unrecognized deferred tax assets as disclosed in Note 14. In addition, we are now showing the trading losses of LZ Services and Kabanga Nickel Limited as trading losses, separately from pre-trading losses of all other subsidiaries. Following an audit by the Tanzania Revenue Authority ("TRA") of the corporation tax return of TNCL for the year ended December 31, 2024, in which the TRA disallowed capital allowances claimed in respect of exploration and evaluation assets, management revised TNCL's corporation tax return for the year ended December 31, 2025 to exclude capital allowances on exploration and evaluation assets, such that no temporary difference arises in respect of these assets. Please refer to Note 14 for further details.
3. Segment information
For management purposes, Lifezone is organized into business units based on the main types of activities and has three reportable operating segments, as follows:
•Metals Extraction;
•Intellectual Property (“IP”); and
•Corporate
The Metals Extraction segment of the business comprises Lifezone’s interest in KNL, including the Kabanga Nickel Project in Tanzania. The IP segment comprises patents held and managed by Lifezone Limited, a team of highly skilled engineers, scientists, and technicians based in Lifezone’s Simulus hydromet laboratory based in Perth, a strategic partnership with Sedibelo Resources Limited ("SRL") and Industrial Development Corporation ("IDC") regarding the development of the potential Kell-Sedibelo-Lifezone Refinery, and the agreement between Lifezone and Glencore to recycle PGM in the United States.

The Chief Executive Officer ensures that the corporate strategy determined by the board is being implemented. He manages Lifezone on a day-to-day basis, monitors and reports on the operating results of the business units for the purpose of making decisions about resource allocation and performance assessment, and acts as Lifezone’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows and operating profit or loss before taxes.

Lifezone’s financing and treasury operations are centrally managed at the group level. These activities, along with other group-related functions, are reported under Corporate. Additionally, Corporate provides management services to the operating segments.

Each of these operating segments is managed separately as each requires different technological expertise, marketing approaches, and other resources. All inter-segment transfers are carried out at arm’s length, under terms comparable to transactions with third parties.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the Statement of Financial Position and Statement of Comprehensive Income (Loss). Inter-segment revenues are eliminated upon consolidation and reflected in the "Inter-segment eliminations" column.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

The results for the six months ended June 30, 2026, and June 30, 2025, respectively, are shown below.

For the six months ended June 30, 2026	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$

Revenue	1,669,366	-	2,819,232	(2,820,857)	1,667,741
Cost of sales	(1,165,923)	-	(2,635,629)	2,635,629	(1,165,923)
Gain (loss) on foreign exchange	271,308	354,708	(14,729)	-	611,287
General and administrative expenses[1]	(2,249,237)	(1,226,117)	(6,605,934)	(587)	(10,081,875)
Depreciation and amortization	(740,994)	(11,383)	(15,025)	2,213	(765,189)
Interest income	3,041,827	-	241,221	(3,027,377)	255,671
Fair value gain on embedded derivatives	-	-	1,549,000	-	1,549,000
Fair value gain on warrants	-	-	1,060,000	-	1,060,000
Gain on deferred consideration	5,292,917	-	-	-	5,292,917
Interest expense	(12,525)	(101,572)	(5,343,738)	-	(5,457,835)
Income (loss) before tax	6,106,739	(984,364)	(8,945,602)	(3,210,979)	(7,034,206)

As at June 30, 2026
Segment assets	152,637,238	191,204,195	172,637,052	(307,921,233)	208,557,252
Segment liabilities	22,169,382	128,913,462	61,296,743	(97,223,461)	115,156,126

1 Excluding depreciation and amortization.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

For the six months ended June 30, 2025	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$

Revenue	651,939	-	2,624,729	(2,951,217)	325,451
Cost of sales	(173,486)	-	(2,386,271)	2,386,271	(173,486)
Gain (loss) on foreign exchange	534,966	(284,430)	(7,089)	-	243,447
General and administrative expenses[1]	(1,901,367)	(1,396,500)	(5,053,193)	1,040,290	(7,310,770)
Depreciation and amortization	(668,655)	(11,383)	(18,622)	-	(698,660)
Interest income	2,407,452	10	389,656	(2,383,209)	413,909
Fair value gain on embedded derivatives	-	-	14,145,000	-	14,145,000
Interest expense	(11,655)	(13,448)	(4,854,740)	-	(4,879,843)
Income (loss) before tax	839,194	(1,705,751)	4,839,470	(1,907,865)	2,065,048

As at December 31, 2025
Segment assets	144,404,325	165,038,598	153,679,239	(287,370,479)	175,751,683
Segment liabilities	26,695,036	102,843,488	58,642,182	(85,261,778)	102,918,928
All revenue from external customers is generated in Australia for the six months ended June 30, 2026 and the six months ended June 30, 2025.

Non-current assets	June 30, 2026	December 31, 2025
	$	$
Tanzania	164,148,857	144,521,639
Australia	2,997,360	3,075,959
Rest of the world	11,988	705,488
	167,158,205	148,303,086

4. Revenue

	Six Months Ended June 30,
	2026	2025
	$	$
Technical and laboratory services revenue	1,667,741	325,451
Total revenue	1,667,741	325,451
Revenue is attributed to technical and laboratory services provided by Simulus to third-party customers.
1 Excluding depreciation and amortization.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

5. Interest income

	Six Months Ended June 30,
	2026	2025
	$	$
Interest on bank deposits	255,671	413,909
Total interest income	255,671	413,909
Lifezone generates interest income through its corporate treasury operations by investing group cash in the Secured Overnight Financing Rate (“SOFR”) deposits. Interest on bank deposits excludes interest income on cash in the bank accounts of Kabanga Nickel Limited that has been offset against capitalized borrowing costs. For further details on the capitalized interest, please refer to Note 13.
6. Interest expense

		Six Months Ended June 30,
	Note	2026	2025
		$	$
Interest accretion on lease liabilities	18	114,097	26,954
Debenture interest	19	5,343,738	4,851,367
Other interest expenses		-	1,522
Total interest expense		5,457,835	4,879,843
Debenture interest for the six months ended June 30, 2026 and 2025 relates to interest accrued on the debt portion of the convertible debentures as disclosed in Note 19.1.
Interest on lease liabilities relates to long-term leases of office, accommodation units, and warehouse premises in Tanzania and Australia as disclosed in Note 18.
Interest expenses incurred on the senior secured bridge loan facility, after offsetting of any interest received on any temporary investment, is capitalized to Exploration and Evaluation assets as these borrowing costs are directly attributable to the development of the Kabanga Nickel Project. For additional information regarding the senior secured bridge loan facility and the capitalization of interest, please refer to Note 19.2 and Note 13.
7. Fair value gain on embedded derivatives

	Six Months Ended June 30,
	2026	2025
	$	$
Fair value gain on embedded derivatives	1,549,000	14,145,000
Total	1,549,000	14,145,000
On June 30, 2026, the embedded derivative liability component of the convertible debentures, as disclosed in Note 19.1, was reassessed to be $3,604,000 compared to $5,153,000 as at December 31, 2025. The decrease in fair value of $1,549,000 is largely due to the decline in the price of Lifezone Metals' share from $4.27 as at December 31, 2025, to $3.88 as at June 30, 2026, and the passage of time. This decline in share price has reduced the likelihood that debenture holders will exercise their option to convert debentures into ordinary shares of Lifezone at the conversion price of $8.00 per share. In addition, the passage of time has shortened the period remaining until expiry. The fair value decrease has been recognized as an unrealized gain in the consolidated statement of comprehensive income (loss).

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

8. General and administrative expenses

	Six Months Ended June 30,
	2026	2025
	$	$
Wages & employee benefits	1,779,072	2,012,451
Consultancy fees	495,473	1,033,921
Professional fees	268,319	375,608
Legal fees	417,821	612,602
Directors’ fees	360,630	341,283
Depreciation of property and equipment	550,058	476,142
Depreciation of right-of-use assets	162,079	154,599
Impairment of intangible assets	696,180	-
Withholdings tax expense	175,109	-
Laboratory costs	374,672	255,015
Provision for bad debt	-	400,000
Amortization of intangible assets	53,050	67,919
Impairment of VAT receivables	999,978	470,263
Rent & rates	127,653	216,014
Share-based expense - RSU & share options	3,143,769	-
Travel	130,909	109,826
Audit & accountancy fees	321,646	417,772
Taxes & licenses	15,505	25,143
Insurance	313,048	590,283
Other administrative expenses	462,093	450,589
Total general and administrative expenses	10,847,064	8,009,430
Lifezone capitalizes exploration and evaluation costs related to the Kabanga Nickel Project as exploration and evaluation assets. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation, and study-related costs, including general, administrative and financing costs that are related to the Kabanga Nickel Project.
General and administrative expenses included in the unaudited consolidated interim statements of comprehensive income (loss) are costs that are expensed either because such costs do not relate to the Kabanga Nickel Project or are not eligible for capitalization under Lifezone's accounting policy.
During the six months ended June 30, 2026, $13.75 million of gross total general and administrative expenses (compared to $8.8 million for the six months ended June 30, 2025) was capitalized to exploration and evaluation assets as part of the Kabanga Nickel Project.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

9. Cash and cash equivalents

	June 30, 2026	December 31, 2025
	$	$
USD – United States dollar	35,713,777	19,191,738
AUD – Australian dollar	590,616	373,330
GBP – Sterling	549,754	226,857
TZS – Tanzanian Shilling	438,716	347,837
Other currencies	1,433	4,488
Total cash and cash equivalents	37,294,296	20,144,250
Cash and cash equivalents consist of cash at banks and on hand. On June 30, 2026, total cash includes $12.46 million (December 31, 2025: $6.57 million) in Kabanga Nickel Limited and its subsidiaries and is available only for the development of the Kabanga Nickel Project under the terms of the senior secured bridge loan facility. Included in this cash is an amount of $140,322 (December 31, 2025: $149,694) held in escrow and restricted for compensation payments to Projected Affected Persons in connection with the Kabanga Nickel Project.
10. Trade and other receivables

	June 30, 2026	December 31, 2025
	$	$
VAT/GST receivables	706,627	540,708
Prepayments	78,969	427,288
Deposits	386,268	496,154
Trade debtors	262,334	430,470
Other receivables	123,754	133,647
Total trade and other receivables	1,557,952	2,028,267

VAT/GST receivables
VAT/Goods and Services Tax ("GST") receivables are short-term and receivable within twelve months following an applicable VAT refund application in the local tax jurisdiction. Lifezone has net VAT/GST receivables with the United Kingdom and Australian tax authorities amounting to $706,627 (December 31, 2025: $540,708).
The VAT receivables in Tanzania have been fully provided for, following the rejection by the TRA of our VAT refund application related to goods and services procured for the Kabanga Nickel Project. For the six months ended June 30, 2026, a provision of $999,978 was recorded to the consolidated interim statement of comprehensive income (loss), compared to $470,263 for the same period in 2025. Total provision as at June 30, 2026, is $7,472,503 (December 31, 2025: $6,941,708). TNCL has formally contested the TRA’s decision, asserting that the rejection is unfounded, as the purchases were directly linked to its economic activities in Tanzania, aimed at developing the Kabanga Nickel Project with the ultimate goal of producing and exporting metals. Lifezone remains actively engaged with the Government of Tanzania and continues to monitor the situation closely, seeking a favorable resolution in line with applicable local laws and regulations.

Deposits and other receivables
Deposits include security and other deposits. Other receivables include trade receivables and accrued interest.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

11. Property and equipment and right-of-use assets
Lifezone’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment.

	Buildings	Transportation equipment	Office and computer equipment	Laboratory and testing equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2025	1,880,133	197,524	982,107	4,291,785	7,351,549	2,359,362	9,710,911
Additions	-	-	32,794	4,392	37,186	1,795,693	1,832,879
Disposals	-	-	(22,437)	-	(22,437)	(737,042)	(759,479)
Foreign exchange impact	-	-	36,374	329,243	365,617	101,390	467,007
As at December 31, 2025	1,880,133	197,524	1,028,838	4,625,420	7,731,915	3,519,403	11,251,318

Accumulated depreciation
As at January 1, 2025	(358,879)	(146,327)	(337,090)	(1,221,995)	(2,064,291)	(1,119,683)	(3,183,974)
Disposals	-	-	18,355	-	18,355	618,135	636,490
Charge	(146,673)	(28,235)	(131,179)	(959,950)	(1,266,037)	(821,835)	(2,087,872)
Foreign exchange impact	-	-	(36,054)	(67,582)	(103,636)	(71,022)	(174,658)
As at December 31, 2025	(505,552)	(174,562)	(485,968)	(2,249,527)	(3,415,609)	(1,394,405)	(4,810,014)

Cost
As at January 1, 2026	1,880,133	197,524	1,028,838	4,625,420	7,731,915	3,519,403	11,251,318
Additions	-	-	4,142	-	4,142	505,532	509,674
Lease reassessments	-	-		-	-	12,018	12,018
Foreign exchange impact	-	-	16,829	126,971	143,800	30,548	174,348
As at June 30, 2026	1,880,133	197,524	1,049,809	4,752,391	7,879,857	4,067,501	11,947,358

Accumulated depreciation
As at January 1, 2026	(505,552)	(174,562)	(485,968)	(2,249,527)	(3,415,609)	(1,394,405)	(4,810,014)
Charge[1]	(44,118)	(8,276)	(43,148)	(430,905)	(526,447)	(500,617)	(1,027,064)
Foreign exchange impact	-	96	(58,034)	(104,108)	(162,046)	(18,791)	(180,837)
As at June 30, 2026	(549,670)	(182,742)	(587,150)	(2,784,540)	(4,104,102)	(1,913,813)	(6,017,915)

Net book value:
As at December 31, 2025	1,374,581	22,962	542,870	2,375,893	4,316,306	2,124,998	6,441,304
As at June 30, 2026	1,330,463	14,782	462,659	1,967,851	3,775,755	2,153,688	5,929,443

1 Depreciation charge includes $314,927 of deprecation that has been capitalized to Exploration and Evaluation asset in the six months ended June 30, 2026 (six months ended June 30, 2025: $174,219).

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

12. Patents and other intangible assets

	Patents	Software	Total
	$	$	$
Cost
As at January 1, 2025	1,147,998	383,506	1,531,504
Additions	127,135	-	127,135
As at December 31, 2025	1,275,133	383,506	1,658,639

Accumulated amortization
As at January 1, 2025	(473,662)	(168,022)	(641,684)
Charge	(94,723)	(47,046)	(141,769)
As at December 31, 2025	(568,385)	(215,068)	(783,453)

Cost
As at January 1, 2026	1,275,133	383,506	1,658,639
Additions	42,481	-	42,481
Impairment	(1,317,614)	-	(1,317,614)
As at June 30, 2026	-	383,506	383,506

Accumulated amortization
As at January 1, 2026	(568,385)	(215,068)	(783,453)
Charge	(53,049)	(22,314)	(75,363)
Impairment	621,434	-	621,434
As at June 30, 2026	-	(237,382)	(237,382)

Net book value
As at December 31, 2025	706,748	168,438	875,186
As at June 30, 2026	-	146,124	146,124
Lifezone’s intellectual property includes six patent families, covering various enhancements to the Hydromet Technology process for metal production from ores, concentrates and other feedstocks, including PGM, gold, silver, base metals and rare earth metals. These enhancements span the handling of gangue elements, purification steps, diverse feed materials, and carbon emissions minimization.

Lifezone has impaired the carrying value of the capitalized patent costs as at June 30, 2026 on the grounds that, since Lifezone listing, no revenue has been generated from them, and that, following BHP's exit from the Kabanga Nickel Project and ongoing discussions with future strategic partners during the first six months of 2026, there is no probable and near-term use case that will lead to material royalty income from the existing patents. Realizing value from the patents would require further research and development and management assumes that royalty income will in the near term more likely be generated from licensing technological process knowhow.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

13. Exploration and evaluation assets and mining data

	Exploration and evaluation assets	Mining data	Total
	$	$	$
Cost
As at January 1, 2025	104,831,388	12,746,135	117,577,523
Additions	23,409,073	-	23,409,073
As at December 31, 2025	128,240,461	12,746,135	140,986,596

Cost
As at January 1, 2026	128,240,461	12,746,135	140,986,596
Additions	20,096,042	-	20,096,042
As at June 30, 2026	148,336,503	12,746,135	161,082,638
All of our exploration and evaluation assets and mining data relate to the Kabanga Nickel Project in Tanzania.
The capitalization of exploration and evaluation costs is based on the reasonable prospect that the Kabanga Nickel Project can be developed into a profitable mining operation. It assumes that the exploration and evaluation expenditure and study work relating to a mineral resource within a valid license area could result in cash inflows over time, either through sale or development. Exploration and evaluation expenditures are recognized and measured at cost and the related assets are classified as intangible assets.
An exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Lifezone considers this threshold achieved once a FID is made.
Where Lifezone is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All costs incurred prior to securing the legal right to undertake exploration activities on a project are written off as incurred.
Additions during the period are capitalized exploration and evaluation costs linked to the Kabanga Nickel Project in Tanzania. Technical and administrative overheads incurred in connection with exploration and evaluation activities are capitalized as exploration and evaluation assets.
During the six months ended June 30, 2026, $13,753,103 (six months ended June 30, 2025: $8,756,349) of the gross total general and administrative expenses was capitalized to exploration and evaluation assets as part of the Kabanga Nickel Project.
Exploration and evaluation assets include borrowing costs on the senior secured bridge loan facility capitalized during the six months ended June 30, 2026 of $2,918,133 (six months ended June 30, 2025: $nil). These costs relate to the senior secured bridge loan facility that has been entered into to fund the development of the Kabanga Nickel Project. Refer to Note 19.2 for further details. Interest income of $155,907 (six months ended June 30, 2025: $nil) on cash held at banks resulting from drawings under the senior secured bridge loan facility has been offset against the capitalized borrowing costs.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

14. Taxation

	Six Months Ended June 30,
	2026	2025
	$	$
Reconciliation of the tax expense
(Loss) / income for the period before tax	(7,034,206)	2,065,048
Income before tax multiplied by the standard rate of corporation tax in the Isle of Man of 0% (2025: 0%)	-	-

Effects of:
Other permanent differences	309,258	373,873
Movement in deferred tax not recognized	1,060,883	1,316,755
Adjustment in respect of prior periods	58,504	-
Difference in overseas tax rates	(1,536,913)	(1,871,444)
Total	(108,268)	(180,816)
Lifezone operates across various jurisdictions with different corporate income tax rates, including the Isle of Man (0%), United Kingdom (25%), Tanzania (30%) and Australia (30%). Each subsidiary applied the domestic tax rates of its country of incorporation.
Lifezone has recognized a deferred tax income of $108,268 during the six months ended June 30, 2026, (six months ended June 30, 2025: $180,816). As at June 30, 2026, the deferred tax liability is $195,481 (December 31, 2025: deferred tax liability $303,749).
The following table summarizes the components of deferred tax:

	June 30, 2026	December 31, 2025
	$	$
Short term timing differences	-	29,650
Accelerated capital allowances	(618,385)	(659,596)
Tax losses	484,797	321,635
ROU liabilities	(61,893)	4,562
Net deferred tax liability	(195,481)	(303,749)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
Unrecognized Deferred Tax Assets
Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available, against which the unrecognized deferred tax assets can be used. During our assessment and the review of the tax returns of Lifezone group entities for the year ended December 31, 2025, management assessed that the earlier unrecognized pre-trading capital expenses at Kabanga Nickel Limited and certain adjustments in Tembo Nickel Corporation Limited do not represent a potential future temporary difference, leading to management to exclude these amounts from the table below. In addition,

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

we are now showing the trading losses of LZ Services Limited and Kabanga Nickel Limited as trading losses, separately from pre-trading losses of all other subsidiaries.
As at June 30, 2026, there are gross unused tax losses and other deductible temporary differences of $54,212,145 (December 31, 2025: $50,334,123) mainly arising from accumulated tax losses associated with the Kabanga Nickel Project. Deferred tax assets have not been recognized on unused tax losses and other deductible temporary differences as Lifezone’s mining operation remains in the exploration and evaluation phase. Consequently, management considers that future taxable profits are not sufficiently probable at the balance sheet date against which the deferred income tax asset can be recovered fully.
Unused tax losses and temporary differences for which no deferred tax asset has been recognized are as follows:

	June 30, 2026	December 31, 2025 (As restated)[1]
	$	$
Accelerated capital deductions	4,357	1,254
Short term timing differences	242,463	293,196
Pre-trading tax losses	5,898,610	5,645,504
Trading tax losses	48,066,715	44,394,169
Total gross unused tax losses and temporary differences	54,212,145	50,334,123
1As at December 31, 2025 the audited consolidated financial statements previously disclosed gross unused tax losses and temporary differences of $98.96 million, comprised of the following components: Accelerated capital deductions of $(50.49) million, pre-trading capital expenses $50.97 million and pre-trading tax losses $98.49 million. The amount previously disclosed has been restated for the following reasons:
•During our assessment and the review of the tax returns of Lifezone entities for the year ended December 31, 2025, management assessed that the earlier unrecognized pre-trading capital expenses of $50.97 million at Kabanga Nickel Limited do not represent a potential future temporary difference, leading us to exclude these amounts from unrecognized deferred tax assets.
•Following an audit by the TRA of the corporation tax return of TNCL for the year ended December 31, 2024, in which the TRA disallowed capital allowances claimed in respect of exploration and evaluation assets, management revised TNCL's corporation tax return for the year ended December 31, 2025 to exclude capital allowances on exploration and evaluation assets, such that no temporary difference arises in respect of these assets. As a result accelerated capital deductions and corresponding tax losses have been adjusted by approximately $50 million.
•We are now showing the trading losses of LZ Services Limited and Kabanga Nickel Limited as trading losses, separately from pre-trading losses of all other subsidiaries.

15. Supplementary cashflow information
Below are the significant non-cash investing and financing activities during the six months ended June 30, 2026, and six months ended June 30, 2025:

Six Months Ended June 30, 2026:

During the six months ended June 30, 2026, Lifezone extended the term of its office lease in Perth, Australia by two years.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Six months ended June 30, 2025:

During the six months ended June 30, 2025, Lifezone paid to debenture holders as interest in the form of newly issued 178,519 Ordinary Shares in Lifezone Metals.

16. Trade and other payables

	June 30, 2026	December 31, 2025
	$	$
Trade payables	3,062,512	1,901,220
Accrued expenses	2,821,818	1,848,577
VAT payable	142,024	12,684
Total trade and other payables	6,026,354	3,762,481
All amounts are short-term. The carrying value of trade payables and accrued expenses is considered to be a reasonable approximation of their fair value.

17. Provisions

	June 30, 2026	December 31, 2025
	$	$
Provision for withholding tax	3,438,235	3,438,235
Provision for other taxes	118,721	234,641
Total provisions	3,556,956	3,672,876
Provision for withholding tax

In 2020, Kabanga Nickel Company Limited ("KNCL"), a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823,400,321 as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license was revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8.43 billion as payable. Following this ruling, a provision of $3.44 million, equivalent to TZS 8.43 billion as at December 31, 2024, was made, covering the principal tax amount plus interest.

In March 2025, the TRA issued a demand notice for the withholding tax of TZS 8.43 billion, along with additional interest for late payment of TZS 12.36 billion (equivalent to interest of $4.71 million as at June 30, 2026). Please also refer to Note 26 for further details.

Over the last few months, Lifezone and its Tanzanian entities have been in active discussions with the Government of Tanzania to amend the existing Framework Agreement. As part of these discussions, the parties have

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

agreed on a mechanism to resolve several outstanding matters with the TRA. Based on the advice received and the advanced stage of the Framework Agreement negotiations, management believes it is probable that Lifezone will not be required to pay the additional interest charges of $4.71 million (TZS 12.36 billion) in relation to the withholding tax assessment. As a result, no provision has been recognized in respect of the additional interest charges. However, as the amended Framework Agreement has not yet been signed or become effective, there remains a risk that the waiver or resolution mechanism may not be finalized on the terms currently anticipated. Should the Framework Agreement not be renegotiated or its terms differ materially from those currently discussed, Lifezone could be exposed to additional interest charges on the withholding tax liability.

Following the resolution of this matter Lifezone intends to place KNCL in voluntary liquidation. KNCL does not hold the SML and any liquidation has no impact on Lifezone's operations.

Provision for other taxes

On February 26, 2026, the TRA issued a tax assessment identifying unpaid taxes of TZS 0.57 billion (equivalent to $234,641) following an audit of TNCL of the 2024 tax year. Although TNCL has lodged objections to certain elements of the assessment, management has evaluated the findings and determined that it is probable that the assessed amount will be payable. Accordingly, a provision of $234,641 had been recognized, comprising the principal unpaid taxes of $234,641 together with accrued interest as at December 31, 2025. During the six months ended June 30, 2026, TNCL paid $115,920 to the TRA in cash and the balance of $118,721 is carried as a provision.

18. Lease liabilities
Lifezone's leases include leases of office space, warehouse and accommodation units in Tanzania and Australia. Right-of-use (“ROU”) lease assets and lease liabilities are recognized for such leases at the commencement date based on the present value of lease payments over the lease term. Lifezone does not recognize a related ROU asset and lease liability for a lease term of twelve months or less.
For the six months ended June 30, 2026, and June 30, 2025, Lifezone recognized an expense of $127,653 and $216,014, respectively, relating to short-term leases. During the six months ended June 30, 2026, Lifezone extended the term of its office lease in Perth, Australia by two years.

The analysis of lease liabilities is presented below:

$
As at January 1, 2025	1,418,696
Additions	1,795,693
Interest accretion on lease liabilities	95,219
Payments	(874,244)
Disposals	(118,907)
Foreign exchange impact	(262,257)
As at December 31, 2025	2,054,200
Additions	505,532
Lease reassessments	12,018
Interest accretion on lease liabilities	114,097
Payments	(746,180)
Foreign exchange impact	10,973
As at June 30, 2026	1,950,640

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

	June 30, 2026	December 31, 2025
	$	$
Current	794,376	931,364
Non-current	1,156,264	1,122,836
Total lease liabilities	1,950,640	2,054,200
Shown below is the maturity analysis of the undiscounted minimum lease payments:

	June 30, 2026	December 31, 2025
Undiscounted future lease payments	$	$
Less than 1 year	967,183	1,122,834
More than 1 year but less than 5 years	1,241,312	1,264,733
Total undiscounted future lease payments	2,208,495	2,387,567
19. Debt
19.1. Hybrid Financial Instruments: Convertible debentures with embedded derivatives
On March 27, 2024, Lifezone Metals closed a $50.0 million non-brokered private placement of unsecured convertible debentures. The unsecured convertible debentures bear interest over a 48-month term, payable quarterly, at a rate of the SOFR plus 4.0% per annum, subject to a SOFR floor of 3.0%. The unsecured convertible debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date March 27, 2028. In the first two years, interest was payable quarterly via a mix of shares (or cash if the share price was lower than $4.0 per share) and a payment-in-kind accrual of the outstanding principal. All outstanding interest of $4,278,974 (including payment-in-kind interest) became payable at the end of March 2026, with all subsequent quarterly interest payments to be settled entirely in cash.
The unsecured convertible debentures are convertible into ordinary shares of Lifezone Metals at the option of the holder at a price of $8.00 per share and are subject to customary adjustments (the “Conversion Right”). The conversion price was determined on the closing date based on the lesser of a 30% premium to a trailing period VWAP and $8.00 per share. Mandatory conversion might occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 trading days within a 30-days consecutive trading period.
The unsecured convertible debentures were determined to be a hybrid financial liability, comprising a host debt instrument and two embedded derivatives, the Conversion Right and the Interest Shares, with both having economic characteristics and risks different from the host debt instrument. In other words, they are not closely related to the non-derivative host debt instrument given their value changes with the value of shares in Lifezone Metals, while the host liability changes in relation to a reference borrowing index (in this case SOFR).
The host debt instrument is classified and measured at amortized cost, while the embedded derivatives are accounted for separately at fair value through profit or loss. As at June 30, 2026, the carrying amount of the host debt instrument was $34,506,702 (December 31, 2025: $34,521,933). As at June 30, 2026, the estimated fair value of the host debt instrument was $41,261,011 (December 31, 2025: $43,628,118).
The fair value of the Conversion Right was estimated using the Finite Difference Method and the Share Interest feature was estimated using the Monte Carlo Simulations using the following key assumptions:

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Assumption	June 30, 2026	December 31, 2025
Risk-free Rate	Zero coupon curve based on United States Dollar Swap rates	Zero coupon curve based on United States Dollar Swap rates
Share Price	$3.88	$4.27
Equity Volatility	75%	70%
Dividend Yield	-%	-%
Credit Spread	18.6%	17.8%
On June 30, 2026, the embedded derivative liability component of the convertible debentures was reassessed to be $3,604,000 compared to $5,153,000 as at December 31, 2025. The decrease in fair value of $1,549,000 is largely due to the fall in the price of Lifezone Metals' shares from $4.27 as at December 31, 2025, to $3.88 as at June 30, 2026, and to a lesser extent due to the passage of time. This decline in share price has reduced the likelihood that debenture holders will exercise their option to convert debentures into ordinary shares of Lifezone Metals at the conversion price of $8.00 per share. In addition, the passage of time has shortened the period remaining until expiry. The fair value decrease has been recognized as a gain in the consolidated statement of comprehensive income (loss). The fair value measurement of the embedded derivative liability is categorized as Level 3 in the fair value hierarchy.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

A sensitivity analysis was performed to assess the impact of changes in the volatility of share price on the indicated value at June 30, 2026. For illustrative purposes, a 10% increase and a 10% decrease in the share price volatility were analyzed, holding all other assumptions constant. A 10% increase in the share price volatility would result in an increase in fair value by $556,000 while a 10% decrease in the share price volatility would result in a decrease in the fair value by $485,000.

Debenture host debt instrument	$
As at January 1, 2025	26,235,808
Interest accrued	4,851,367
Interest paid in shares	(713,590)
Interest paid in cash	-
As at June 30, 2025	30,373,585
Interest accrued	5,449,776
Interest paid in shares	(364,379)
Interest paid in cash	(937,049)
As at December 31, 2025	34,521,933
Interest accrued	5,343,738
Interest paid in cash	(5,358,969)
As at June 30, 2026	34,506,702

Embedded derivatives	$
As at January 1, 2025	20,768,000
Fair value reassessment	(14,145,000)
As at June 30, 2025	6,623,000
Fair value reassessment	(1,470,000)
As at December 31, 2025	5,153,000
Fair value reassessment	(1,549,000)
As at June 30, 2026	3,604,000

Total convertible debentures with embedded derivatives
As at December 31, 2025	39,674,933
As at June 30, 2026	38,110,702

19.2. Senior secured bridge loan facility
On August 8, 2025, Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance Fund No. 2 L.P. acting as mandated lead arranger and agent. The facility is available for further drawdowns until November 29, 2026, and supports the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company progresses towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. The loan bears an interest rate of 9.25% per annum on drawn amounts and is subject to an arrangement fee of 2.25% and a commitment fee of 2.50%.
Lifezone is subject to financial covenants requiring it to maintain a current ratio of at least 1.1:1 on a consolidated basis while any amounts remain outstanding under the facility. In addition, Kabanga Nickel Limited must maintain a minimum cash balance of $5 million in secured bank accounts, of which at least $4 million must be held in freely tradable

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

currencies and no more than $1 million in Tanzanian shillings or South African rand. Lifezone has complied with all covenants that it is required to meet on, or before, 30 June 2026.
As part of the facility, Lifezone Metals issued 2.5 million warrants exercisable for its ordinary shares to the lenders. The warrants carry an exercise price of $5.42 and expire five years from the date of issuance. Availability of borrowings under the facility is subject to the satisfaction of customary conditions precedent. We believe this financing represents a major milestone in advancing the Kabanga Nickel Project and strengthens Lifezone's position as it moves towards securing project financing. The warrants were fair valued at $2.26 per unit based on the following assumptions:

Key inputs
Valuation Date	August 8, 2025 (date of signing)
Maturity Date	August 8, 2030
Share Price	$4.32 based on Lifezone's 30 days VWAP closing share price on the NYSE
Strike Price	$5.42/share; being 125% of the Share Price
Risk-free Rate	3.73%
Equity Volatility	65%, selected based on review of the volatility (rounded) of a group of peer companies
Dividend Yield	Assumed at 0% as management does not expect dividends to be distributed during the term of the Warrants
The total fair value of the warrants was $5.65 million and is included in the deferred financing costs of entering into this facility.
On August 29, 2025, Lifezone received the first tranche of $20 million ($19.7 million net of transaction costs) under the bridge loan from Taurus Mining Finance Fund No. 2 L.P. On March 16, 2026, Lifezone received a partial drawdown of $5 million as part of a second tranche and a further $16.7 million was received on April 29, 2026 under the second tranche. The third and final tranche of $18.3 million is expected to be disbursed in the third quarter of 2026.

$
As at January 1, 2025 and July 1, 2025	-
Additions	20,000,000
Transaction cost and arrangement fees	(3,438,487)
Interest accrued	1,193,442
Interest and commitment fee paid in cash	(1,077,083)
As at December 31, 2025	16,677,872
Additions	21,700,000
Transaction cost	(4,730,099)
Interest accrued	2,918,133
Interest and commitment fee paid in cash	(1,730,498)
As at June 30, 2026	34,835,408
Deferred financing cost
In connection with the senior secured bridge loan facility, Lifezone incurred financing costs which were recognized as deferred financing costs. These costs, including the fair value of $5.65 million for warrants issued, are directly attributable to the financing. These financing costs are allocated on a pro-rata basis to the initial and any subsequent drawdowns unless the costs relate specifically to a particular drawdown.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

As at June 30, 2026, total deferred financing costs were $10.56 million (December 31, 2025: $8.66 million). As at June 30, 2026, $41.70 million of the total $60 million available had been drawn by Lifezone. As a result, $8.17 million (December 31, 2025: $3.44 million) of the deferred financing costs are set off against the debt and the remaining $2.39 million (December 31, 2025: $5.22 million) are deferred as an asset (included in the current asset line "Deferred financing costs" in the consolidated interim statements of financial position) and will be deducted from the debt when subsequent amounts are drawn.
As consideration for waiving the requirement that the Government of Tanzania execute an amendment to the Framework Agreement prior to the second drawdown, Lifezone Metals agreed to issue 500,000 common share purchase warrants (the “Additional Warrants”) to Taurus if the amendment was not completed within 90 days of the second utilization date. The amendment to the Framework Agreement had not been completed within the stipulated 90-day period and, accordingly, Lifezone Metals issued the Additional Warrants on June 29, 2026. The Additional Warrants entitle the holder to acquire up to 500,000 ordinary shares of Lifezone Metals at an exercise price of $6.25 per share and expire on June 29, 2031. The Additional Warrants were fair valued at $1.08 million, using the key assumptions in the table below and recognized as deferred financing costs, with a corresponding credit recorded in warrant reserve.

Key inputs
Valuation Date	June 29, 2026 (date of signing)
Maturity Date	June 29, 2031
Share Price	$3.96 (closing share price on 26 June 2026)
Strike Price	$6.25/share
Risk-free Rate	3.82%
Equity Volatility	75%, based on review of the historical volatility (rounded) of Lifezone and a group of industry peer companies
Dividend Yield	Assumed at 0% as management does not expect dividends to be distributed during the term of the Warrants
Deferred financing costs are amortized on an effective interest rate basis from the date of the drawdowns to the date of the expiry of the facility.
Fair value of the senior secured bridge loan facility
The senior secured bridge loan facility is measured at amortized cost. As at June 30, 2026, its carrying amount was $34,835,408 (December 31, 2025: $16,677,872). As at June 30, 2026, its estimated fair value was $37,831,452 (December 31, 2025: $19,063,612).

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

19.3. Warrant liability
On November 12, 2025, Lifezone Metals issued an aggregate of 4,411,764 warrants as part of a 2025 Offering. Each warrant is exchangeable for one ordinary share and each warrant was issued with an exercise price of $4.00 and is exercisable for a period of 4 years from the issue date. The warrants do not meet the definition of equity under IAS 32 because they provide for settlement on a net cash or share basis and allow adjustments to the number of shares and the exercise price under certain circumstances. The warrants also include a downround protection for the holder. If Lifezone Metals issues shares at a price per share less than the then current exercise price of a warrant, the exercise price will be reduced to the greater of (i) such lower price per share or (ii) $2.50. Consequently, these warrants are recorded as derivative financial liability under IFRS 9 - Financial Instruments. A Monte Carlo simulation analysis was used to measure the fair value of the warrant liability, as at June 30, 2026, with the following assumptions: volatility of share price of 75%, risk-free interest rate of 3.90%, expected life of 3.37 years and share price of $3.88. As at December 31, 2025, the assumption for volatility of share price was 70%, the expected life was 3.87 years, the risk-free rate was 3.59% and Lifezone share price was $4.27.

$
As at January 1, 2025 and July 1, 2025	-
Additions	9,910,000
Fair value movement	1,040,000
As at December 31, 2025	10,950,000
Fair value movement	(1,060,000)
As at June 30, 2026	9,890,000
The liability related to warrants is remeasured at the end of each period at fair value through profit or loss. The fair value of the warrants is classified as Level 3 in the fair value hierarchy. At each reporting date, the fair value of the liability related to warrants is determined using a Monte Carlo simulation analysis, which uses significant inputs that are not based on observable market data, hence the classification in Level 3.

A sensitivity analysis was performed to assess the impact of changes in the volatility of share price on the indicated value at June 30, 2026. For illustrative purposes, a 10% increase and a 10% decrease in the share price volatility were analyzed, holding all other assumptions constant. A 10% increase in the share price volatility would result in an increase in fair value by $0.91 million, while a 10% decrease in the share price volatility would result in a decrease in the fair value by $0.96 million.
20. Related party transactions
Related Party relationships with shareholders with significant influence
Keith Liddell, Chris von Christierson, and Peter Smedvig are the founding shareholders of Lifezone.
The Liddell family holdings are in aggregate approximately 26% of all outstanding Lifezone Metals shares as of June 30, 2026, making Keith Liddell and members of his immediate family related parties with significant influence over the affairs of Lifezone. Keith Liddell is a director of three (3) group companies and is the Chair of Lifezone Metals. Mr. Liddell is also retained as a consultant to provide metallurgical engineering services to Lifezone in matters related to metals recovery and the design, engineering, commissioning, and operation of Lifezone’s metals and minerals projects. Keith Liddell is the father of Simon Liddell who is employed by Lifezone Asia-Pacific Pty Ltd. Keith Liddell holds his shares jointly with his wife, Shelagh Jane Liddell, who has never had any commercial agreement with Lifezone.
The holdings in trusts where family members of Chris von Christierson are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members non-related parties.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Lifezone has no commercial relationships with Peter Smedvig beyond his shareholding in Lifezone and no compensation or transfer of resources took place during the reporting period with Peter Smedvig and known family members.
Directors’ fees
Lifezone Metals has a director service contract with Keith Liddell, as a director of Lifezone Metals. For the six months ended June 30, 2026, Keith Liddell was paid $55,000 (six months ended June 30, 2025: $46,750).

Remuneration of key management personnel

	Six Months Ended June 30,
	2026	2025
	$	$
Salary, wages and consultancy fees [1]	1,977,108	1,576,058
Bonuses [1]	308,314	-
Post-employment benefits (pensions)	95,294	38,874
Remuneration of key management personnel	2,380,716	1,614,932
1 The amounts disclosed include expenses incurred during the reporting period in connection with the employment of and consulting agreements entered into with key management personnel.
Share-based payments to key management personnel

	Six Months Ended June 30,
	2026	2025
	$	$
Share-based payment - share options	926,917	-
Share-based payment - restricted stock units	1,324,125	-
Total	2,251,042	-
Share-based payment compensation represents the expenses recognized during the period in respect of equity-settled share-based payment awards granted to key management personnel, measured at fair value at the grant date and recognized over the applicable vesting periods in accordance with IFRS 2. Further details of the share-based payment arrangements, including the terms and conditions of the awards, are disclosed in Note 23. The amounts disclosed in the above table are the expenses recognized during the reporting period for the key management personnel listed below.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Name	Position
Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer
Dr. Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	TNCL Chief Executive Officer
Spencer Davis	Chief Legal Officer
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Former Senior Vice President: Investor Relations and Capital Markets (resigned January 23, 2026)
Transactions with family members of Key Management Personnel
Simon Liddell (the son of Keith Liddell) is an employee of Lifezone Asia-Pacific Pty Ltd. He is Vice President Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

Lifezone has a commercial agreement with Airvolution Co., an entity controlled by Dr. Michael Adams, with effect from July 1, 2022. Jonathan Adams (the son of Dr. Michael Adams) is a Senior Metallurgist at Lifezone.
Lifezone has a commercial agreement with Keith Liddell. Details of transactions of the above can be found in the following sections.
Transactions with related party entities providing consultancy to Lifezone:

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

			Six Months Ended June 30,
Consultant fees			2026	2025
Engagement Party	Related Person	Engagement with	$	$	Commenced	Ended
Airvolution Co. Limited	Dr. Michael Adams	LZSL	299,831	225,002	July 1, 2022
Keith Liddell	Keith Liddell	LZL	-	241,470	July 7, 2023	October 31, 2025
Keith Liddell	Keith Liddell	LZSL	358,656	-	November 1, 2025
NewVision Metals PTE. Limited	Gerick Mouton	LZSL	271,748	202,230	June 2, 2022
Total			930,235	668,702

Fair value of stock options granted
Engagement Party	Related Person	Engagement with	2026	2025	commenced	ended
Dr Michael Adams	Dr Michael Adams	LZSL	393,479	-	July 1, 2022
Gerick Mouton	Gerick Mouton	LZSL	353,659	-	June 2, 2022
			747,138	-

Total compensation			1,677,373	668,702

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Total remuneration	Six Months Ended June 30,
	2026	2025
	$	$
Simon Liddell	175,853	122,322
Jonathan Adams	89,109	64,991
Total	264,962	187,313

Fair value of stock options granted
Simon Liddell	98,440	-
Jonathan Adams	15,104	-
Total	113,544	-

Related party payable

	June 30, 2026	December 31, 2025
	$	$
Related party payables	149,429	88,742
Total related party payables	149,429	88,742
Related party payables relate to services invoiced by Keith Liddell, Airvolution Co. Limited and NewVision Metals PTE Limited to Lifezone that remained outstanding as at the reporting date.
21. Deferred consideration
On July 18, 2025 Lifezone Limited (“LZL”) entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. Upon closing, LZL owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. As part of the transaction, Lifezone assumed control over 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by LZL within 30 days after the earlier of: (i) 12 months after the FID at the Kabanga Nickel Project; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second and final deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. The amount of the second payment is indexed to the share price performance of Lifezone Metals, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, combining the fixed and second cash payment, or reduced to $75 million if a RAP alignment has been achieved during a period of 12 months from July 18, 2025. RAP alignment is achieved if activities related to resettlement activities are aligned with the core objectives of IFC PS5 and measures are implemented and effective with respect to the prevention and mitigation of community member vulnerability and gender-based violence risks.

The deferred consideration is fair valued using the present value of discounted cash flows based on the expected amounts and timing of the future payments to BHP using a discount rate of 18.29% (December 31, 2025: 17.50%) and the share price of Lifezone Metals ordinary shares of $3.88 (December 31, 2025: $4.27).

As at June 30, 2026, the fair value was probability weighted using different scenarios that include a base case on the timing of FID as May 31, 2027, assuming to coincide with the completion of all conditions precedent under the project finance facility, and first commercial production as February 1, 2030; a delayed case that incorporates a 12-month delay on the base case estimates and an accelerated event case where payment to BHP is brought forward due to a change in control of the Kabanga Nickel Project.

The discount rate takes into consideration the risks in the cash flow forecasts and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement. Changes in fair value can also occur when probability and timing assumptions relating to FID, first commercial production

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

or a change of control are revised. Changes in the fair value of the deferred consideration are recorded as a gain/loss on remeasurement of deferred consideration in the consolidated statement of comprehensive income (loss). The fair value of the deferred consideration is categorized as Level 3 in the fair value hierarchy.

Deferred consideration	$
As at January 1, 2025 and July 1, 2025	-
Additions	25,065,957
Fair value reassessment	668,116
As at December 31, 2025	25,734,073
Fair value reassessment	(5,292,917)
As at June 30, 2026	20,441,156

A sensitivity analysis was performed to assess the impact of changes in the discount rate, share price and delay on FID on the indicated value at June 30, 2026. For illustrative purposes, a 1% increase and a 1% decrease in the applied discount rate were analyzed, holding all other assumptions constant. A 1% increase in the discount rate would result in a decrease in fair value by $0.56 million, while a 1% decrease in the discount rate would result in an increase in the fair value by $0.59 million. A 10% increase or decrease in the share price of Lifezone Metals, holding all other assumptions constant would result in an increase or decrease in fair value by $0.93 million. A delay in FID by further 6 months would reduce the fair value by $0.50 million.

22. Equity
Share Capital

	June 30, 2026		June 30, 2025
	Number of Shares	$	Number of Shares	$

Share capital, as at January 1,	83,784,305	8,380	79,119,572	7,913
Transactions with shareholders
Issue of ordinary shares on exercise of warrants	-	-	100	-
Cancellation of shares	-	-	(2,500)	-
Issuance of ordinary shares in connection with the 2026 Offering	5,700,000	570	-	-
Issuance of ordinary shares on vesting of RSUs	419,334	42	-	-
Issuance of ordinary shares on exercise of stock options	10,918	1	-	-
Issue of shares to debenture holders	-	-	178,519	18
	6,130,252	613	176,119	18
Share capital, ending	89,914,557	8,993	79,295,691	7,931
Lifezone Metals has one class of ordinary shares with a par value of $0.0001 per share.
Ordinary shares held in escrow (1,725,000 earnout units) have been excluded from the share capital in the table above. These shares will be released on the satisfaction of share price targets in two equal tranches if the daily VWAP of Lifezone Metals shares for any 20 trading days is greater than or equal to $14.00 ("Tranche 1") or $16.00 ("Tranche 2").

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

The shares will be forfeited in the event that the share price target is not met by July 6, 2028. Please refer to Note 23.3 for further details.
On April 23, 2026, Lifezone Metals closed a registered direct offering (the "2026 Offering") of 5,700,000 ordinary shares, with no warrants. The ordinary shares were sold at a purchase price of $4.40 per share. The net proceeds from the 2026 Offering were $23.3 million (after placement agent fees, commissions and estimated offering expenses payable by Lifezone). The net proceeds of this offering will be used for exploration activities in Burundi and Tanzania, the PGM Recycling Project, conducting Hydromet research and development at Simulus laboratory, and other general corporate and working capital purposes, including financing costs. The 2026 Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated April 22, 2026.
On November 12, 2025, Lifezone Metals closed the 2025 Offering of (i) 4,411,764 ordinary shares and (ii) warrants to purchase up to 4,411,764 ordinary shares. The ordinary shares were sold at a purchase price of $3.40 per share ($3.21 after deducting underwriting fees and commissions) and each warrant to purchase ordinary shares is for an exercise price equal to $4.00 per share, exercisable from the date of issuance, and will expire four years from the date of issuance. The net proceeds from the 2025 Offering were $14 million (after underwriting fees and commission). The 2025 Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated November 10, 2025.
Non-controlling Interest
NCI deficit is $1,062,825 as at June 30, 2026 and $998,960 as at December 31, 2025.
In January 2021, KNL and the Government of Tanzania established TNCL, a Tanzanian company, in order to develop, process, and refine future products from the Kabanga Nickel Project. Through the Treasury Registrar, the Government of Tanzania holds a non-dilutable free-carried interest representing 16% of TNCL's issued share capital. The Government of Tanzania's 16% interest in the arrangement is presented as an NCI in Lifezone's consolidated financial statements.
As a result of Lifezone making a further investment of $2 million in Lifezone Recycling US, LLC on May 2, 2025, Glencore's interest in Lifezone Recycling US, LLC reduced from 6% to 5.44% and is presented as NCI in the consolidated financial statements of Lifezone.

Warrants and warrant reserve
At June 30, 2026, outstanding warrants to acquire ordinary shares of Lifezone Metals were as follows:

	Note	Number of Warrants	Exercise Price	Expiry Date
Public Warrants		13,723,550	$11.50	July 05, 2028
Private Placement Warrants		667,500	$11.50	July 05, 2028
Warrants issued as part of senior secured bridge loan facility	19.2	2,500,000	$5.42	August 08, 2030
Warrants issued in connection with the 2025 Offering	19.3	4,411,764	$4.00	November 12, 2029
Additional warrants issued as part of senior secured bridge loan facility	19.2	500,000	$6.25	June 29, 2031
Total		21,802,814

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

The change in the number of outstanding warrants is as follows:

	Public Warrants	Private Placement Warrants	Senior Secured Bridge Loan Facility Warrants	Direct Offering Warrants	Senior Secured Bridge Loan Facility Additional Warrants
Balance as at January 1, 2025	13,723,650	667,500	-	-	-
Exercised	(100)	-	-	-	-
Issued	-	-	2,500,000	4,411,764	-
Outstanding as at December 31, 2025	13,723,550	667,500	2,500,000	4,411,764	-
Issued	-	-	-	-	500,000
Outstanding as at June 30, 2026	13,723,550	667,500	2,500,000	4,411,764	500,000

Each Public Warrant was fair valued at $1.05 on July 5, 2023, with the total fair value of all Public Warrants being $14,490,000. Each Private Placement Warrant was fair valued at $0.91 on July 5, 2023, with the total fair value of all Private Placement Warrants being $607,425.
On August 8, 2025, as part of entering into a Senior Secured Bridge Loan Facility, Lifezone Metals issued 2,500,000 warrants. Each warrant represents the right to purchase one ordinary Lifezone Metals share at an exercise price of $5.42 per share in cash and expires on August 8, 2030. These warrants have been independently fair valued at $2.26 using a Black-Scholes option pricing model. Refer to Note 19.2 for further details on the assumptions used to fair value the warrants. An amount of $5,650,000 equal to the total fair value of the warrants was credited to the warrant reserve in the year ended December 31, 2025.
On June 29, 2026, Lifezone issued Additional Warrants on the Senior Secured Bridge Loan Facility. The Additional Warrants entitle the holder to acquire up to 500,000 ordinary shares of Lifezone Metals at an exercise price of $6.25 per share. The Additional Warrants were fair valued at $1.08 million, and recognized as deferred financing costs, with a corresponding credit recorded in warrant reserve. Refer to Note 19.2 for further details.
In connection with the 2025 Offering, Lifezone Metals issued warrants to investors to purchase a total of 4,411,764 ordinary shares with a warrant term of four years. The warrants have an exercise price of $4.00 per share. These warrants are classified as a liability (Refer to Note 19.3 for further details).

23. Share-based payments
2023 Omnibus Incentive Compensation Plan (the “Plan”)
Following the consummation of the Business Combination, Lifezone adopted the 2023 Omnibus Incentive Compensation Plan (the “2023 Plan”) in order to give Lifezone a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2023 Plan permits the grant of options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units, or other equity or equity-related awards, in each case, in respect of Lifezone Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholders' interests.
The initial share limit under the 2023 Plan is the number of Lifezone Ordinary Shares equal to 10% of fully-diluted share capital of Lifezone Metals as of immediately following the consummation of the Business Combination.
The total share-based payment expense is as follows:

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Share-based payment expenses	Six Months Ended June 30,
	2026	2025
	$	$
Stock options	1,391,251	-
Restricted stock units	1,752,518	-
Share-based payment expenses	3,143,769	-
23.1. Share-based payments - Stock Options
On May 7, 2026, Lifezone Metals granted 1,164,597 stock options under the Plan with an exercise price of $4.81 and an expiry date of May 7, 2031. The stock options vest in three equal tranches on November 3, 2026, May 7, 2027, and August 7, 2028. The grant date fair value of these stock options was $3,540,000.
On August 14, 2025, Lifezone Metals granted 1,583,085 stock options under the Plan with an exercise price of $4.40 and an expiry date of August 14, 2030. The stock options vest in three equal tranches on November 1, 2025, August 14, 2026, and August 14, 2027. The grant date fair value of these stock options was $3,387,000.
The fair value of the options was determined on the grant date using the Black-Scholes option pricing model and using the following key assumptions:

	2026 stock options grant	2025 stock options grant
Risk free rate	3.74% to 3.75%	3.60% to 3.62%
Expected volatility	75%	65%
Expected life:
Tranche 1	2.7 years	2.61 years
Tranche 2	3 years	3 years
Tranche 3	3.5 years	3.49 years
Expected dividend yield	-	-
Forfeiture rate	-	-
Share Price	$5.57	$4.56
The total fair value of the options granted is being recognized as share-based payment expense on a straight-line basis over the respective vesting periods of each tranche, in accordance with IFRS 2 - Share-based Payment. Lifezone has not estimated any forfeitures, given management’s assessment of a low likelihood of any material forfeiture.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

	Stock Options	Weighted average exercise price
Balance as at January 1, 2025	-	-
Granted	1,583,085	$4.40
Balance as at December 31, 2025	1,583,085	$4.40
Granted	1,164,597	$4.81
Forfeited	(54,839)	$4.40
Exercised	(10,918)	$4.40
Balance as at June 30, 2026	2,681,925	$4.58
Exercisable as at June 30, 2026	506,551	$4.40
The weighted average remaining contractual life of outstanding share options was 4.44 years.
The total share-based payment expense related to the stock option awards in the six months ended June 30, 2026, is $1,391,251 (June 30, 2025: $nil).
23.2. Share-based payments - RSUs
On July 1, 2024, Lifezone Metals granted 2,600,000 RSU awards under the Plan, each representing the right for participants to receive 1 share in Lifezone Metals. On July 1, 2024, 933,333 RSUs vested, with the remaining 1,666,667 vesting under market price performance conditions of $14.50 per share and $16.00 per share based on the daily VWAP of the shares for any 20 Trading Days. The vesting period is five years commencing on July 1, 2024.
On December 1, 2025, Lifezone Metals canceled 1,500,000 RSUs from the total of 1,666,667 RSUs that were originally granted on July 1, 2024 and remained unvested. As a substitute for the canceled RSUs Lifezone Metals granted new 1,500,000 RSUs that are not subject to any performance conditions and vest equally in three installments on April 7, 2026, September 7, 2026 and April 7, 2027 subject to an exercise price of $0.0001 per unit.
Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the canceled award. The incremental value is measured as the excess of the fair value of the replacement awards over the fair value of the canceled awards at the cancellation date of December 1, 2025. Lifezone considered Monte Carlo simulation method as the most appropriate model for determining the fair value for its canceled RSUs. The option-pricing model requires Lifezone to make several assumptions, including share price, expected volatility, expected term, risk-free interest rate, and expected dividends.
The total incremental share-based compensation of this replacement is $2,970,000, of which $1,752,518 is expensed as share-based payments in the six months ended June 30, 2026 (June 30, 2025: $nil). The canceled RSUs with market performance conditions were independently valued using the Monte Carlo simulation with key assumptions of risk-free rate of 3.60%, dividend yields of 0.00%, expected volatility of 70% and expected lives of 3.6 years. The fair value of replacement RSUs is based on the market value of the underlying shares at the date of grant.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

	Restricted stock units	Weighted Average Grant Date Fair Value ($)
Balance as at January 1, 2025	1,666,667	6.21
Granted	1,500,000	3.68
Canceled	(1,500,000)	6.21
Outstanding as at December 31, 2025	1,666,667	3.93
Granted	-	-
Vested and exercised	(419,334)	3.68
Outstanding as at June 30, 2026	1,247,333	4.02

23.3. Share-based payments - Earnouts
Between the period from July 6, 2023, and July 6, 2028, eligible shareholders are entitled to receive up to 26,797,052 additional ordinary shares of Lifezone Metals ("Earnout shares") in the aggregate in two equal tranches if the daily VWAP of Lifezone Metals shares for any 20 trading days is greater than or equal to $14.00 ("Tranche 1") or $16.00 ("Tranche 2"). The Earnout shares were granted on July 6, 2023, and their fair value was independently determined using a Monte Carlo simulation model.

Share Price Earnout Tranches	Tranche 1	Tranche 2	Total units
Grant date	July 6, 2023	July 6, 2023
Expiration date	July 6, 2028	July 6, 2028
Share price hurdle	$14.00	$16.00
Fair value per unit at date of grant	$9.98	$9.84
Number of units - Sponsor shareholders	862,500	862,500	1,725,000
Number of units - other shareholders	12,536,026	12,536,026	25,072,052
Total number of units			26,797,052

All earnouts are outstanding as of June 30, 2026.
24. Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the income (loss) for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings (loss) per share is calculated by dividing the income (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

The following table sets forth the reconciliation of the numerator and denominator used in the computation of basic and diluted earnings (loss) per ordinary share for the six months ended June 30, 2026, and June 30, 2025.

	Six Months Ended June 30,
	2026	2025
	$	$
Numerator:
Net (loss) earnings used for basic (loss) earnings per share	(6,862,073)	2,705,578
Less: Dilutive impact related to convertible debentures	-	9,293,633
Net earnings (loss) used for diluted loss per share	(6,862,073)	(6,588,055)

Denominator:
Basic weighted-average outstanding ordinary shares	86,182,955	79,160,672
Convertible debentures[1,2]	-	6,388,321
Diluted weighted-average outstanding ordinary shares	86,182,955	85,548,993

Earnings (loss) per share
Basic	(0.08)	0.03
Diluted	(0.08)	(0.08)
1The effect of conversion of debentures into ordinary shares is anti-dilutive for the six months ended June 30, 2026 and is therefore not considered in the calculation of diluted earnings per share for that period.
The following table presents instruments that can potentially dilute basic earnings per share in the future but were excluded in the calculation of diluted earnings per share:

	June 30, 2026	June 30, 2025
Convertible debentures[2]	6,250,000	-
Stock options[3]	2,681,925	-
Restricted stock units[3]	1,166,667	1,666,667
Earnout units[3]	26,797,052	26,797,052
Warrant units[3]	21,802,814	14,391,050
Total	58,698,458	42,854,769
2 The number of shares that may be issued against convertible debentures is determined by dividing the total of the principal outstanding and payment-in-kind accrued interest (if applicable) by the exercise price of $8.00 per share.
3 Restricted stock units, stock options, earnout units and warrants have been excluded from the calculation of diluted earnings per share as they are considered to be anti-dilutive.
25. Financial risk review
This note presents information about Lifezone’s exposure to financial risks and the group’s management of capital. Lifezone’s risk management is coordinated by its directors and Lifezone does not operate any hedging operations or does not buy or sell any financial derivatives. The most significant financial risks to which Lifezone is exposed are described below.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

Market risks
Market risks affecting Lifezone are comprised of credit risk, foreign exchange rate risk, liquidity risk and interest rate risk. Financial instruments affected by market risk include cash and cash equivalents, trade receivables, trade payables, accrued liabilities and convertible debentures.
a)Credit risk
Set out below is the credit risk exposure of Lifezone’s financial assets as at June 30, 2026, and December 31, 2025. The carrying amount of financial assets represents the maximum credit exposure and at the reporting date was:

	June 30, 2026	December 31, 2025
	$	$
Cash and cash equivalents	37,294,296	20,144,250
Deposits	386,268	496,154
Trade receivables	262,334	430,470
Other receivables	123,754	133,647
Total	38,066,652	21,204,521

b)Liquidity risk
Liquidity risk arises from the possibility that Lifezone will not be able to meet its financial liability obligations as they fall due. Lifezone has historically been supported financially by its shareholders and minority interest partners. Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, debt funding, or monetizing the offtake from the Kabanga Nickel Project.
The table below represents the expected timing of payments on trade payables, lease and debt liabilities, excluding provisions and warrant liability. The timing and amounts of payments under the deferred consideration to BHP are based on Lifezone's base-case assumptions in the table below. Any further delays to FID may further delay the timing of the deferred consideration to BHP.

	June 30, 2026	December 31, 2025
	$	$
<= 30 days	6,256,382	3,944,793
30 days - 1 year	8,991,804	10,732,467
1 - 2 years	105,749,888	36,241,669
More than 2 years	27,014,629	79,831,281
Total	148,012,703	130,750,210

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

c)Foreign currency risk
Lifezone has assets and liabilities denominated in currencies other than its functional currency, USD. Lifezone incurs expenditures in non-U.S. dollar currencies, primarily GBP, AUD and TZS. These transactions are not generally hedged. As a result, the movement of such currencies could adversely affect Lifezone’s results of operations and financial position.
The following table includes assets and liabilities which are denominated in GBP, AUD, and TZS:

	June 30, 2026	December 31, 2025
	GBP	GBP
Cash in banks	415,559	168,532
Prepaid expenses	80,774	84,966
Trade and other payables	284,611	467,774

	AUD	AUD
Cash in banks	859,405	558,091
Trade receivables	—	824,669
Prepaid expenses	271,503	200,448
Trade and other payables	171,645	1,486,944

	TZS	TZS
Cash in banks	1,152,182,282	853,939,035
Sensitivity analysis
The following table demonstrates the estimated sensitivity to a 10% increase (decrease) in USD against the relevant foreign currencies as a result of translating Lifezone's foreign currency denominated monetary assets and liabilities.

	June 30, 2026	December 31, 2025
Effect on profit or loss	$	$
Change in GBP Rate
10%	(28,009)	28,843
-10%	28,009	(28,843)

Change in AUD Rate
10%	(65,924)	(6,440)
-10%	65,924	6,440

Change in TZS Rate
10%	(43,872)	(34,784)
-10%	43,872	34,784
In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the period end exposure does not reflect the exposure during the period.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

d)Interest rate risk
Lifezone is exposed to interest rate risk from the interest it earns on cash and the interest it pays on the convertible debentures as described in Note 19.1. A 1% increase (decrease) in SOFR rates, with all other variables held constant, would result in an increase (decrease) of approximately $266,313 to interest expense for the six months ended June 30, 2026, ($255,533 for the six months ended June 30, 2025).
Capital management
For the purpose of Lifezone’s capital management, capital includes issued capital, share premium and other equity reserves attributable to the equity holders of Lifezone Metals, as the parent entity of Lifezone. The primary objective of Lifezone’s capital management is to maximize shareholder value.
Management assesses Lifezone’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Lifezone manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project.
26. Contingent liabilities
As detailed in Note 17, Lifezone has recognized a provision of $3.44 million as a result of a Court ruling in relation to a historical withholding tax assessment in Tanzania. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA and the terms of the Framework Agreement negotiations described below, any material outflow is not considered probable. However, if the TRA does not agree to waive the additional interest charges, there is a possibility that KNCL could incur an additional liability of $4.71 million (TZS 12.36 billion).

Additionally, in 2021, KNCL filed an appeal before the Tax Revenue Appeals Tribunal against the TRA to challenge the TRA’s claim of withholding tax imposed on services. Similar to the case mentioned above, these services were also provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. The amount of tax and interest in dispute is $187,245 (TZS 491.76 million). As of the date of approval of these financial statements, a court appeal hearing date was still pending on this case.

In May 2025, the TRA issued an audit assessment for the 2023 tax year, alleging unpaid taxes of $709,472 (TZS 1.86 billion), interest of $68,419 (TZS 179.69 million), and a penalty of $5.45 million (TZS 14.33 billion). The penalty pertains to the alleged failure or delay in disclosing contractors' information related to withholding taxes. In May 2026, the TRA issued a notice for outstanding amounts adding a further accrued interest charge of $283,054 (TZS 0.74 billion) to the previously assessed amounts. Lifezone is contesting the assessment in full and has obtained independent tax and legal advice in support of its position. Based on this advice and a review of the relevant facts and circumstances, management considers it is probable that the company will successfully defend its position. Accordingly, no provision has been recognized in respect of the 2023 audit assessment and the associated interest and penalty, as management considers it probable that no payment will ultimately be required.

During the six months ended June 30, 2026, Lifezone and its Tanzanian entities have been in active discussions with the Government of Tanzania to amend the existing Framework Agreement. As part of these discussions, the parties have agreed on a mechanism to resolve several outstanding matters with the TRA. Based on the advice received and the advanced stage of the Framework Agreement negotiations, management considers it probable that Lifezone will not be required to pay the additional interest charges of $4.71 million (TZS 12.36 billion) in relation to the withholding tax assessment nor the $5.45 million (TZS 14.33 billion) penalty in relation to the 2023 audit assessment. As a result, no provision has been recognized in respect of these amounts. However, as the amended Framework Agreement has not yet been signed or become effective, there remains a risk that the waiver or resolution mechanism may not be finalized on the terms currently anticipated. Should the Framework Agreement not be completed or its terms differ materially from those currently agreed, Lifezone could be exposed to contingent liabilities in respect of the matters described above, excluding the amounts already provided.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the six months ended June 30, 2026 and June 30, 2025

27. Subsequent events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited interim financial statements were issued. Based upon this review, the Company identified no subsequent event requiring disclosure.

Item 2. Management’s Discussion and Analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with:
(i) the unaudited interim consolidated financial statements and related notes included in Item 1 of Part I of this Interim Report for the six months ended June 30, 2026, (this “Interim Report”), and
(ii) the audited consolidated financial statements and related notes for the fiscal year ended December 31, 2025, included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC”) on March 19, 2026, available at www.lifezonemetals.com or www.sec.gov.

Special note regarding forward-looking statements
Certain statements contained in this Interim Report are not historical facts but may be considered “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the plans, strategies, intentions, objectives, expectations, and future financial and operational performance of Lifezone Metals Limited and its subsidiaries (“Lifezone”).
These statements are based on the beliefs and assumptions of management, as well as information currently available to Lifezone. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. Forward-looking statements are inherently subject to significant risks, uncertainties, and assumptions, many of which are beyond our control.
Forward-looking statements generally relate to future events or our future financial or operating performance. These statements may be preceded by, followed by, or include words such as “believes,” “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “may,” “might,” “could,” “should,” “would,” “will,” “forecast,” “predict,” “scheduled,” “continue,” “potential,” or similar expressions, although the absence of such words does not mean that a statement is not forward-looking.
Forward-looking statements contained or incorporated into this interim Report include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone, future opportunities for Lifezone, including the efficacy of the Hydromet Technology and the development of, and processing of mineral resources at (amongst other things), the Kabanga Nickel Project, the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern, and other statements that are not historical facts.

These statements are based on Lifezone's management's current expectations and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond Lifezone's control.

These statements are subject to a number of risks and uncertainties regarding Lifezone's business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, and business conditions, including but not limited to economic and operational disruptions; the development and processing of mineral resources at the Kabanga Nickel Project, the amendment of the Framework Agreement and the agreement and finalization of the joint financial model relating to the Kabanga Nickel Project which will underly the equitable economic benefits allocation; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the outcome of any legal proceedings that may be instituted against Lifezone; risks related to the rollout of Lifezone's business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition, maintenance, and protection of intellectual property; the ability of Lifezone to achieve projections and anticipate uncertainties relating to its business, operations, and financial performance, including expectations with respect to financial and business performance, future operating results, financial projections, and business metrics; expectations

Management’s Discussion and Analysis of financial condition and results of operations regarding product and technology development and pipeline, market size, and the competitive landscape; the ability to develop, design, and sell differentiated products and services; expectations regarding future acquisitions, partnerships, or other relationships with third parties; upgrading, maintaining, and securing information technology systems; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; maintaining the listing of its securities on the New York Stock Exchange; complying with applicable laws and regulations, including privacy regulation; anticipating the impact of, and responding to, new accounting standards; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); and dealing effectively with litigation, complaints, and/or adverse publicity.

Forward-looking statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied by the forward-looking statements due to various risks and uncertainties.
New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the parties assess the impact of all such risk factors on us, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could also affect our actual results and outcomes.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Lifezone undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Accordingly, you should not place undue reliance on these forward-looking statements.

Forward-looking statements speak only as of the date of this Interim Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by applicable law. Accordingly, you should not place undue reliance on these forward-looking statements.
Segments
Please refer to Note 3 of Lifezone’s unaudited consolidated interim financial statements for the six months ended June 30, 2026, for further details.
Highlights and key activities during the six months ended June 30, 2026
Kabanga Nickel Project:
Financing workstreams:
•Lifezone drew $21.7 million under the Taurus Mining Finance senior secured bridge loan facility in the first half of 2026, and as of June 30, 2026, a total of $41.7 million out of $60 million was received to progress the Kabanga Nickel Project pre-FID activities, early works, and development activities, and to conclude the project financing workstream.
•A further $18.3 million of the senior secured bridge loan facility remained undrawn as of June 30, 2026. The facility is available for further drawdowns until November 29, 2026, following Taurus's agreement to a three-month extension.
•Negotiations to amend the Framework Agreement continued with senior members of the Tanzanian government and administration, including a meeting held on June 9, 2026, with the H.E. President of Tanzania, Dr Samia Suluhu Hassan, attended by Lifezone Metals' Chairman, Keith Liddell, TNCL CEO, Benedict Busunzu along with

Management’s Discussion and Analysis of financial condition and results of operations the Minister of Minerals, Hon. Anthony Peter Mavunde (MP) and Tanzanian Treasury Registrar, Nehemiah Mchechu.
•The negotiations to amend the Framework Agreement have progressed more slowly than expected, and these delays have affected the FID timeline and will have knock-on effects on pre-FID activities and execution timelines. The amendment of the Framework Agreement and the agreement on the Joint Financial Model are a condition for the successful financing of the Kabanga Nickel Project.
•We now expect FID to take place during Q1 2027, irrespective of all parties having invested significant resources in finding a solution, and the discussions reinforced the Kabanga Nickel Project’s status as a Tanzanian US-linked project of national importance. With concerted efforts, this date could be moved forward, but FID could happen later, depending on the lender's assessment of the amended Framework Agreement.
•During the early parts of the first half of 2026, the U.S. Development Finance Corporation completed its due diligence as part of the political risk insurance workstream, with commercial engagements progressing.
•Negotiations are in an advanced stage for a potential strategic equity investment into the Kabanga Nickel Project, led by Standard Chartered Bank, with multiple offers received.
•The project financing process led by Societe Generale has continued to progress well. Key pathfinders (Development Finance Institutions and Export Credit Agencies) from Africa, Europe, and North America are selected and have provided indications of liquidity following a round of engagements.
•Lender due diligence materials are well advanced to launch the final structuring phase of the funding process with the pathfinders following the conclusion of discussions on the amendment of the Framework Agreement. Relevant materials include the lenders’ independent technical due diligence reports (technical, environmental and social, and market), initial drafting of legal documentation and finalization of an initial lender financial model.
•International insurance brokers are appointed, with the insurance risk assessment and insurance plan advanced to facilitate a global insurance roadshow. Tender documents have been issued to local insurance brokers for their services.
•An application has been filed with the European Commission for the Kabanga Nickel Project to be registered as a Strategic Project under the Critical Raw Materials Act.
Technical and Operational Progress:
•Procurement activities and contract readiness advanced materially, with 59 Expression of Interests for significant packages approved by the Mining Commission. Contracts have been released to market with an approximate value of $854 million, including the EPCM, mining, and bulk earthworks tenders. The tenders have seen strong participation from international and Tanzanian contractors, with the bulk of site visits happening in July and August.
•Significant scale-up of the Kabanga Nickel Project Integrated Owner's Team, which continued to support project execution and detailed engineering and procurement. The expanded team has a strong track record of delivering greenfield mining developments in Africa and other emerging jurisdictions.
•All technical, commercial, and project setup deliverables are tracked through a pre-FID schedule with S-curve reporting. Preferred cost management platform selected, with implementation planning underway. Monthly cost review meetings continued, supporting ongoing monitoring of project capital estimates.
•Beyond the Special Mining License, all material permits needed for current activities are in place. Key permits obtained across Q1 and Q2 include the Chemical Registration Certificate, Landfill Permit, Kabanga ESMP Update, Sewage Treatment Plan Permit and the EIA for the construction of the 220kV transmission line (received by TANESCO).

Management’s Discussion and Analysis of financial condition and results of operations
•Progress is being made on all key permits required for early works activities and ahead of construction, with the Biodiversity Action Plan ("BAP") well advanced.
•Pre-FID site investigations advanced, including geotechnical drilling and completion of LiDAR and topographical surveys to support detailed design and early works planning. Geotechnical works progressed with 194 of 237 test pits completed and 3,300 of 3,743m of drilling undertaken. Vent raise drilling is now complete across the project footprint. Interim geotechnical reporting was adopted to advance North Boxcut and waste rock dump design ahead of final reporting.
•Borefield investigations continued, identifying alternative sources for groundwater supply. Water balance alignment workshops completed with the final integrated water balance targeted for Q3. TSF investigations advanced through field testing and geotechnical site investigations.
•Progress on the 220kV overhead line continued, including TANESCO engagements on the transmission line, substations and execution approach. LiDAR and topographical surveys were completed for the powerline route, and negotiations with TANESCO remain ongoing for the Implementation Agreement and Power Supply Agreements.
•Engagement also continued with TANROADS and local authorities on road access and supporting infrastructure. Southern Access Road hydrology assessments and design updates were completed.
•Upgrades to the existing camps are nearing completion, increasing accommodation capacity and supporting infrastructure to facilitate workforce ramp-up for resettlement, host site construction and broader site construction readiness activities.
•In-country beneficiation activities to define a pathway for in-country downstream beneficiation of Kabanga flotation concentrate continued, including the completion of the product marketing study, with the initiation of the techno-economic trade-off study scoping.
Occupational Health and Safety, Environment, Social Performance, and Resettlement Progress:
•Zero material health, safety, environmental, or security incidents were reported, with +2.9 million hours worked without a lost time injury at the Kabanga Nickel Project.
•The project commenced with plans to recruit critical roles required ahead of FID, with 209 employees and contractors directly engaged by Kabanga Nickel Project as of the end of June 2026.
•The Ebola outbreak in DRC and Uganda, declared on May 17, 2026 a public health emergency of international concern, continues to pose a high cross-border risk. However, there are no reported Ebola cases in Tanzania and the project has a Trigger Action Response Plan and Outbreak Control Team in place.
•Resettlement Action Plan: 100% of the cash compensation payments were made by the company by the end of 2025; 97% of project affected households have signed their cash compensation agreements and received the monies, while the remainder was deposited into an escrow account for the benefit of the remaining project affected households.
•Community stakeholder engagements remained a primary focus, including the community mobile unit meetings, the resettlement working group sessions and the feedback meetings. Two model houses were converted into Community Liaison Offices to expand accessibility of stakeholders to the project team and a project-wide community awareness program commenced providing awareness on relevant topics.
•Additional key resettlement activities continued, including finalization of the updated stakeholder engagement plan, vulnerable peoples plan and external grievance redress mechanism procedure, support with document verification for project affected households; completion of a household wellbeing and livelihood survey, and resettlement site land planning enhancements.

Management’s Discussion and Analysis of financial condition and results of operations
•The Memorandum of Understanding for the implementation of 2025/2026 Corporate Social Responsibility plan with the Ngara District Council was signed. Under the plan TNCL will focus on initiatives aimed at supporting the Ngara community in health services (provision of sanitary pads to schools, blood donation drives, and training for community health workers); education (construction of modern sanitation facilities and supply of desks and tables to secondary schools); promotion of sports activities; and agricultural development through the distribution of avocado seedlings to encourage commercial farming.
•Continued environmental and social commitments in alignment with national and international standards, including weekly, monthly and quarterly monitoring; nearing completion of additional biodiversity studies and the associated BAP, receiving NEMC approval for the Kabanga ESMP update and continuing with upgrade of the 220kV overhead line ESIA to international standards.
•In the first week of June, TNCL celebrated World Environment Day 2026 focused on raising awareness on climate change, promoting environmental stewardship, and encouraging practical climate action among employees, students, academics, and community stakeholders.
•An ISO-compliant Life Cycle Assessment for the Kabanga Nickel Project was completed, confirming a low climate change emission impact for the production of nickel concentrate, with a separate release planned for Q3 2026.
Musongati Nickel Project:
•Since March 10, 2026, when Lifezone Metals entered into a 14-month exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project, several senior meetings were held between Lifezone Metals’ geologists and key personnel from the ‘Office Burundais des Mines et Carrières’ ("OBM") and the Government of Burundi.
•Lifezone reviewed Musongati drilling data, maps, and earlier studies in the OBM Technical Library, and inspected both the OBM core storage facility containing Musongati drill core and the sample preparation facilities and analytical laboratory.
•Desktop studies were followed by two site visits to Bujumbura and one visit to the Musongati Project Area together with senior OBM officials, geologists, and other technical personnel, including the inspection of geology offices, the core shed, other site and camp facilities, and local infrastructure.
•Engagements with former project owners and consultants to support the re-establishment of the previous mineral resource last estimated in 2011, in preparation and support of a proposed laterite drilling program and ultimate update of the Musongati Project mineral resource also took place.
•A proposed, preliminary laterite infill drilling program is currently being developed for the Buhinda and Rubara deposits, and the associated implementation approach, including site establishment, mobilization and demobilization of drill rigs, cost estimate and schedule.
•Stakeholder engagement with potential partners and supporting entities continued, including KoBold Metals, who have committed to a three-year exploration and digitization partnership with the Burundian government, a partnership signed alongside LZM’s Musongati exclusivity agreement. This would include digitization of historical Musongati geological records located in Bujumbura, Burundi, which are currently only available in hard copy.
PGM Recycling Project:
•The first half of 2026 saw the culmination of the PGM Recycling Project batch locked-cycle and pilot test campaign, involving one ton of U.S.-sourced Autocat material, with Lifezone demonstrating the recovery of >99% platinum and palladium, and targeting a >95% recovery of rhodium. Following completion of the pilot test program, an interim study report was completed.

Management’s Discussion and Analysis of financial condition and results of operations
•An internal project review was undertaken late during the first half, resulting in several substantive positive techno-economic improvements. These are now being incorporated into the plant design and updates to the feasibility study, targeting an end-of-year completion date.
•US site selection work continues, with several potential brownfield locations having already been identified for the commercial facility. Through the remainder of this year, an enhanced value-adding test campaign will run in parallel with ongoing commercial plant design and execution work streams, with project FID now anticipated in early 2027.
•Lifezone’s two non-duplicate U.S. Department of Energy funding requests for US$41.5 million made in the first quarter of 2026, with a private cost share of 20%, which remains under review at this stage.
Simulus Laboratories:
•Continued with pilot testwork and progressed the engineering study for Lifezone Metals’ PGM Recycling Project, successfully producing high-purity platinum, palladium, and rhodium intermediates from spent Autocat material.
•Simulus generated $1.67 million in revenue in the first half of this year, a significant increase from the comparable period last year.
•Simulus was awarded services under 30 different contracts and by 15 different clients, across both engineering and laboratory service offerings. These contracts spanned a range of commodities including: antimony, cobalt, copper, gold, nickel, PGMs, rare earths, scandium, and titanium.
•The main new areas of activity over the second quarter of 2026 were in copper and gold consulting (due diligence and independent technical reviews), driven by strong demand from mergers and acquisitions and stock exchange listing activities within the industry. Minor batch test work programs and/or sample analysis across a range of other commodities were also undertaken.
•Business development was a significant focus with numerous testwork (batch and pilot) and feasibility study proposals being issued. Proposals in the pipeline covered alumina, antimony, cobalt, copper, gold, manganese, nickel, radium, rare earths, thorium, and tungsten projects.
•Simulus continued to focus on occupational health and safety enhancements during the period, with an update to Simulus' Naturally Occurring Radioactive Material (NORM) Radiation Management Plan undertaken to align with recent regulation updates. NORM training was conducted for laboratory staff and routine occupational work health and safety procedure reviews and updates were completed.
Business overview and relevant background
At Lifezone, we are at the forefront of innovation, championing cleaner and more sustainable metals production to meet global needs. Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the 2024 Mineral Resource and 2025 Reserve Estimates detailed in the Feasibility Study, we believe Kabanga comprises one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. Our second asset is a US-based PGM recycling project with Glencore, which would utilize our Hydromet Technology to recycle the PGM recovered from spent automotive catalytic converters. We seek to support the clean energy transition by licensing of our Hydromet Technology and process knowledge as an alternative to traditional smelting and metals refining. We believe that our mineral resources, Hydromet Technology, and expertise position us for long-term growth as customers continually look for cleaner sources of metals for delivery into the global markets.

During the six months ended June 30, 2026, our business activities were primarily focused on advancing our two key strategic initiatives: (i) the Kabanga Nickel Project in Tanzania and (ii) the PGM recycling project in partnership with Glencore.

Management’s Discussion and Analysis of financial condition and results of operations
Kabanga Nickel Project
The Kabanga Nickel Project in Tanzania is considered to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve full in-country value creation.
On July 18, 2025, Lifezone Limited entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction, Lifezone Limited now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. Lifezone has assumed full control of 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by Lifezone Limited within 30 days after the earlier of: (i) 12 months after the FID at the Kabanga Nickel Project; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. This amount is indexed to the share price performance of Lifezone Metals, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, or reduced to $75 million if a Resettlement Action Plan Trigger Event occurs.
On June 2, 2025, Lifezone published an Initial Assessment and announced a new staging plan to enhance capital efficiency and optimize economics of the Kabanga Nickel Project.
As one of the world’s largest undeveloped high-grade nickel sulfide deposits, the Kabanga Nickel Project is uniquely positioned to support the global energy transition. With its integrated mine-to-refinery model and strong partnership with the Government of Tanzania, Kabanga offers a scalable, long-life supply of nickel, copper and cobalt.
The Feasibility Study for the Kabanga Nickel Project was released on July 18, 2025, and marks a major milestone in advancing the Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses only on the initial development phase of the Kabanga Nickel Project, which includes a 3.4 million tons per annum mechanized underground mine, concentrator, tailings storage facility and supporting infrastructure.
The Feasibility Study is based solely on Measured and Indicated Mineral Resources converted to Proven and Probable Mineral Reserves respectively, and does not include Inferred Mineral Resources in the mine plan or economic analysis. Following Lifezone's acquisition of BHP's 17% interest in KNL on July 18, 2025, the Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania. The project economics presented below are shown on a 100% basis.
•18-year life of mine mining operation with total ore production of 52.2 million tons (100% basis; Lifezone attributable is: 43.9 million tons) grading 1.98% nickel, 0.27% copper and 0.15% cobalt.
•3.4 million tons per annum concentrator, producing a high-grade nickel, copper, and cobalt concentrate grading 17.5% nickel, as an intermediate product for downstream processing, and containing a total of 902,000 tons of nickel, 134,000 tons of copper and 69,000 tons of cobalt over the life of mine (100% basis).
•Low all-in sustaining costs averaging $3.36 per pound of nickel contained in concentrate, net of copper and cobalt by-product credits. Based on analysis provided by CRU International Ltd. (CRU Group), Kabanga will fall within the first quartile of the global nickel cost curve.
•Pre-production capital costs of $942 million, including 9.7% contingency. Total life of mine capital of $2.49 billion includes pre-production capital costs, contingency, capitalized operational expenditures, growth capital, sustaining and closure costs. Life of mine revenue from sales totals $14.1 billion, net of realization costs, with after-tax free cash flow of $4.6 billion.
•After-tax net present value of $1.58 billion using an 8.0% discount rate and after-tax internal rate of return of 23.3%, based on long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.

Management’s Discussion and Analysis of financial condition and results of operations
•The Government of Tanzania is expected to receive an equitable share of the total economic benefits from the Kabanga Nickel Project through the Economic Benefit Sharing Principle. This includes dividends from its 16% free-carried interest, an estimated $1.2 billion in royalties, fees, levies and duties, and $2.4 billion in corporate income taxes based on the Feasibility Study economic model.
Further details of the Feasibility Study can be found at www.lifezonemetals.com.

On August 8, 2025, KNL signed a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance to provide essential funding to maintain project momentum during the execution readiness phase, bridging the period between Feasibility Study completion and FID. The loan bears interest at a rate of 9.25% per annum on drawn amounts, is secured by a security interest in the shares that LZM holds in KNL and security interests in other assets relating to the Kabanga Nickel Project. The loan is also guaranteed by Lifezone Metals and certain subsidiaries. As part of the transaction, Lifezone Metals issued 2.5 million warrants to Taurus Mining Finance, exercisable at an exercise price of $5.42 per share. The warrants will expire five years from the date of issuance. The facility has a scheduled maturity date of July 31, 2027, with an option available to KNL to extend the term by an additional six months. On August 29, 2025, KNL received the first tranche of $20 million under the senior secured bridge loan facility from Taurus Mining Finance Fund No. 2 L.P. A further $5 million was drawn under the senior secured bridge loan facility on March 16, 2026 and a further $16.7 million received on April 29, 2026. As of June 30, 2026, $41.7 million was drawn under the senior secured bridge loan facility.
As part of the effort to secure the necessary capital to develop the Kabanga Nickel Project and achieve FID, Lifezone Metals has engaged Standard Chartered Investment Bank to run a formal process to bring in new strategic investors into KNL and also hired Societe Generale as its project finance advisor. Upon achieving FID, the execution and development of the Kabanga Nickel Project will follow as outlined in the Feasibility Study.
For a discussion of Lifezone’s Framework Agreement with the Government of Tanzania relating to the Kabanga Nickel Project, including equitable sharing of the economic benefits, see Item 10 C of Lifezone‘s Annual Report on Form 20-F for the year ended December 31, 2025, at www.lifezonemetals.com or www.sec.gov.

PGM Recycling Project in Partnership with Glencore
Through our U.S. based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, enabling the circular economy for precious metals in the U.S.

The Lifezone–Glencore partnership reached a historic technical milestone during H1-26. In 2Q26, Lifezone announced the production of high-purity refined platinum, palladium and rhodium intermediates from U.S.-sourced spent auto catalysts using its proprietary Hydromet Technology, completing a 24-month pilot program at Lifezone’s Simulus laboratory comprising 1,179 locked-cycle and pilot batch tests on one metric ton of U.S.-sourced material. The program demonstrated recoveries of >99% for platinum and palladium, and >95% for rhodium. Following the completion of an interim study report in May, and an associated project review, further feedstock and refining optimization work is planned for the remainder of this year. This optimization work enhances the Project’s feedstock strategy and margin profile and also targets the production of refined PGMs (>99.9% purity across all three PGMs).

Site selection for the commercial plant has advanced and Lifezone has identified several potential brownfield sites for the commercialization of its proven technology. Site reviews, which include permitting and environmental considerations, will continue into H2-26, coupled with the ongoing feedstock optimization work detailed previously. The U.S. imports approximately 2 million ounces of PGMs annually, primarily from South Africa and Russia, creating strategic supply vulnerabilities that Lifezone’s domestic recycling solution is designed to address.

In addition to the original $3 million funded equally in 2024 by Glencore and Lifezone, Lifezone injected a further $2 million in equity into Lifezone Recycling US, LLC in 2025, geared towards completion of the pilot program and the feasibility study. Glencore continues to support the project, having invested US$1.5 million for a 6% equity stake and retaining the option to fund 50% of total project capital.

For further information, refer to Note 1 – Corporate and Group Information of the unaudited interim consolidated financial statements.

Management’s Discussion and Analysis of financial condition and results of operations

Musongati Nickel Project, Burundi
Musongati is believed to be Burundi's most significant nickel deposit, located within the East African Nickel Belt, about 200 km southwest from Lifezone's flagship Kabanga Nickel Project.

Musongati is a large-tonnage, open-pittable nickel laterite resource with untested sulfide mineralization potential. A 2011 study defined more than 140 million tons with an estimated nickel grade of 1.31%1 and potential by-products including copper, cobalt, platinum-group metals, and scandium.

On March 10, 2026, Lifezone Metals entered into an exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project. The agreement grants the Company a 14-month exclusivity period to evaluate the technical and economic potential of the Musongati deposit. Representatives of KoBold Metals signed a separate Memorandum of Understanding with Burundi regarding the digitization of the country's geological data.

The Company believes Musongati's proximity to Kabanga could unlock synergies to act as key enablers for its development: its proprietary Hydromet Technology offers a common processing route across both assets, raising the prospect of shared downstream beneficiation, while the energy and rail infrastructure unlocking Kabanga could be extended to serve Musongati. Together the two deposits consolidate globally significant resources under a single umbrella, creating a combined inventory positioned to compete on grade and cost with concentrated supply from Southeast Asia.

During the six months ended June 30, 2026, high-level desktop review was done to identify key project drivers, focusing on geology, mining, and processing. This was followed up by two site visits to verify historical work and inform planning for the additional exploration needed to assess the project.

1 The historical Mineral Resource estimate, which used a 0.8% Ni cutoff, was done in 2011 and is referenced in a Technical Report undertaken by BMM, who were the previous license holder of the Musongati Project. The historical Mineral Resource estimate was done in accordance with JORC (2004) guidelines, but does not comply with S-K 1300 standards and has never been updated. A Qualified Person has not completed the work necessary to classify the estimate as a current resource or mineral reserve. Additional work will be required to update the Mineral Resource estimate going forward to comply with S-K 1300 guidelines.

Management’s Discussion and Analysis of financial condition and results of operations
Significant components of results of operations
Lifezone has generated significant losses from its operations as reflected in Lifezone’s accumulated deficit of $474.92 million as of June 30, 2026, (December 31, 2025: $468.10 million). Additionally, Lifezone has invested significant cash resources into operations and investing activities as we continue to support the development of our business, in particular the Kabanga Nickel Project. In addition to our capital expenditure for our two key projects, we expect our operating expenses to increase for both mineral exploration, research and development, workforce-related, general and administrative and laboratory costs. This increase is driven by our efforts to broaden our patent portfolio, maintain ongoing research and development activities, expand the reach of our Hydromet Technology and further develop the Kabanga Nickel Project.

	Six Months Ended June 30,
	2026	2025	Change	Change
	$	$	$
Revenue	1,667,741	325,451	1,342,290	412%
Cost of sales	(1,165,923)	(173,486)	(992,437)	572%
Gross profit	501,818	151,965	349,853	230%
Gain on foreign exchange	611,287	243,447	367,840	151%
General and administrative expenses	(10,847,064)	(8,009,430)	(2,837,634)	35%
Operating loss	(9,733,959)	(7,614,018)	(2,119,941)	28%
Interest income	255,671	413,909	(158,238)	(38)%
Fair value gain on embedded derivatives	1,549,000	14,145,000	(12,596,000)	(89)%
Fair value gain on warrants	1,060,000	-	1,060,000	100%
Fair value gain on deferred consideration	5,292,917	-	5,292,917	100%
Interest expense	(5,457,835)	(4,879,843)	(577,992)	12%
(Loss) income before tax	(7,034,206)	2,065,048	(9,099,254)	(441)%
Income tax	108,268	180,816	(72,548)	(40)%
(Loss) income for the period	(6,925,938)	2,245,864	(9,171,802)	(408)%
Other comprehensive (loss) income:
Exchange (loss) gain on translation of foreign operations	(107,599)	321,958	(429,557)	(133)%
Total other comprehensive (loss) income for the period	(107,599)	321,958	(429,557)	(133)%
Total comprehensive (loss) income for the period	(7,033,537)	2,567,822	(9,601,359)	(374)%
Comparison of Lifezone’s unaudited consolidated interim results of operations for six months ended June 30, 2026 and 2025:
Lifezone capitalizes exploration and evaluation costs related to the Kabanga Nickel Project to exploration and evaluation assets. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation and study-related costs, including general, administrative, and financing costs that are related to the Kabanga Nickel Project.
Expenses classified as general and administrative in the unaudited consolidated statements of comprehensive income are recognized as expenses either because they are unrelated to the Kabanga Nickel Project or because Lifezone's accounting policy does not permit their capitalization.
Revenue
Revenue for the six months ended June 30, 2026, was $1,667,741, compared to $325,451 for the six months ended June 30, 2025, an increase of $1,342,290. The increase in revenue was primarily due to Simulus increasing its engagement

Management’s Discussion and Analysis of financial condition and results of operations with third-party customers, replacing internal revenue from the Kabanga Nickel Project and the PGM recycling project. We have not generated any revenue from our Metals Extraction business and do not expect to in the foreseeable future as the Kabanga Nickel Project remains in the exploration and evaluation stage.
Cost of sales
Cost of sales for the six months ended June 30, 2026, was $1,165,923, compared to $173,486 for the six months ended June 30, 2025. The increase was attributable to higher raw material and labor costs to support revenue growth from technical and laboratory services in Simulus during the first half of 2026. Cost of sales relates only to our Simulus laboratory in Perth, Australia.
Exchange gain/loss
Foreign exchange gains for the six months ended June 30, 2026, were $611,287 compared to a gain of $243,447 in the six months ended June 30, 2025. The gain for the six months ended June 30, 2026 was mainly the result of a stronger Australian dollar relative to the US dollar.
Interest income
Lifezone generates interest income through its corporate treasury operations, which involve investing surplus cash in SOFR deposits. Interest income for six months ended June 30, 2026, was $255,671, compared to $413,909 for the six months ended June 30, 2025. The interest income decreased primarily as a result of a lower average cash balance during the six months ended June 30, 2026, compared to the six months ended June 30, 2025, at Lifezone Metals Limited.
Fair value gain on embedded derivatives
During the six months ended June 30, 2026, fair value gains on embedded derivatives of $1,549,000 represents the decrease in the fair value of the liability associated with the embedded derivative component of the convertible debentures from $5,153,000 as at December 31, 2025, to $3,604,000 as at June 30, 2026. The decrease in fair value is largely due to the decline in the price of Lifezone Metals' share from $4.27 as at December 31, 2025 to $3.88 as at June 30, 2026, and to a lesser extent due to the passage of time. The decline in share price has reduced the likelihood that debenture holders will exercise their option to convert debentures into ordinary shares of Lifezone at the conversion price of $8.00 per share. In addition, the passage of time has shortened the period remaining until expiry. The fair value decrease has been recognized as a gain in the consolidated statement of comprehensive income (loss).
During the six months ended June 30, 2025, fair value gain on embedded derivatives of $14,145,000 represents the decrease in the fair value of the liability associated with the embedded derivative component of the convertible debentures from $20,768,000 as at December 31, 2024, to $6,623,000 as at June 30, 2025. The decrease in fair value of $14,145,000 is primarily attributable to a decrease in the share price of Lifezone Metals during that period and to a lesser extent due to the passage of time.
Fair value gain on warrants
Fair value gain on warrants represents the decrease in the fair value of the warrants issued as part of the 2025 Offering. The fair value of the warrants decreased from $10,950,000 as at December 31, 2025, to $9,890,000 as at June 30, 2026. The decrease in fair value of warrants was primarily attributable to the decline in the share price of Lifezone Metals from $4.27 as at December 31, 2025, to $3.88 as at June 30, 2026, and the passage of time. These warrants were issued with an exercise price of $4.00 and expire on November 12, 2029.
Fair value gain on deferred consideration

For the six months ended June 30, 2026, a gain of $5,292,917 was recognized on the remeasurement of deferred consideration. This gain resulted from a reduction in the fair value of the deferred consideration payable to BHP from $25,734,073 as at December 31, 2025 to $20,441,156 as at June 30, 2026. The decrease in fair value was primarily due to the decline in the share price of Lifezone Metals from $4.27 as at December 31, 2025 to $3.88 as at June 30, 2026 and an increase in the discount rate from 17.50% to 18.29% over the same period, caused by an increase of credit spreads following the start of hostilities in the Middle East in early March. While the first payment of $10 million is fixed, the

Management’s Discussion and Analysis of financial condition and results of operations second payment to BHP is indexed to the share price performance of Lifezone Metals. Please refer to Note 21 of the interim financial statements for further details.
Interest expense

Interest expense increased from $4,879,843 during the six months ended June 30, 2025, to $5,457,835 during the six months ended June 30, 2026, as a result of the higher carrying value of the host debt instrument of the convertible debentures. Please refer to Note 19.1 of the unaudited interim consolidated financial statements for further information on the terms of the convertible debentures.

General and administrative expenses

	Six Months Ended June 30,		Change
	2026	2025
	$	$	$	%
Wages & employee benefits	1,779,072	2,012,451	(233,379)	(12)%
Consultancy fees	495,473	1,033,921	(538,448)	(52)%
Professional fees	268,319	375,608	(107,289)	(29)%
Legal fees	417,821	612,602	(194,781)	(32)%
Directors’ fees	360,630	341,283	19,347	6%
Depreciation of property and equipment	550,058	476,142	73,916	16%
Depreciation of right-of-use assets	162,079	154,599	7,480	5%
Impairment of intangible assets	696,180	-	696,180	100%
Withholdings tax expense	175,109	-	175,109	100%
Laboratory costs	374,672	255,015	119,657	47%
Provision for bad debt	-	400,000	(400,000)	(100)%
Amortization of intangible assets	53,050	67,919	(14,869)	(22)%
Impairment of VAT receivables	999,978	470,263	529,715	113%
Rent & rates	127,653	216,014	(88,361)	(41)%
Share-based expense - RSU & share options	3,143,769	-	3,143,769	100%
Travel	130,909	109,826	21,083	19%
Audit & accountancy fees	321,646	417,772	(96,126)	(23)%
Taxes & licenses	15,505	25,143	(9,638)	(38)%
Insurance	313,048	590,283	(277,235)	(47)%
Other administrative expenses	462,093	450,589	11,504	3%
Total general and administrative expenses	10,847,064	8,009,430	2,837,634
Lifezone capitalizes exploration and evaluation costs related to the Kabanga Nickel Project as exploration and evaluation assets. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation, and study-related costs, including general, administrative, and financing costs that are related to the Kabanga Nickel Project.
General and administrative expenses included in the unaudited consolidated interim statements of comprehensive income are costs that are expensed either because such costs do not relate to the Kabanga Nickel Project or are not eligible for capitalization under Lifezone's accounting policy.
During the six months ended June 30, 2026, $13.75 million of the gross total general and administrative expenses (compared to $8.8 million for the six months ended June 30, 2025) was capitalized to exploration and evaluation assets as part of the Kabanga Nickel Project. The increase in primarily related to higher number of consultants and increase in professional services and other costs and increase in headcount at the Kabanga Nickel Project as we prepare for FID.

Management’s Discussion and Analysis of financial condition and results of operations
Total general and administrative expenses for the six months ended June 30, 2026, were $10,847,064 compared to $8,009,430 for the six months ended June 30, 2025, an increase of $2,837,634. The primary drivers of this increase are several material non-cash expenses in the first half of this year: a) share-based compensation expenses of $3,143,769 (refer to Note 23 of the interim financial statements for further details), b) the impairment of patents of $696,180 (refer to Note 12 of the interim financial statements for further details), and c) a $529,715 increase in the impairment of the Tanzanian VAT receivable (refer to Note 10 of the interim financial statements for further details). General and administrative expenses saw a decrease in wages, and employee benefits $233,379, legal fees $194,781, insurance expenses $277,235, and no further provisions for bad debt, after a one-off provision of $400,000 recorded in the six months ended June 30, 2025.
Wages and employee benefits amounted to $1,779,072 for the six months ended June 30, 2026, (six months ended June 30, 2025, $2,012,451) a decrease of $233,379. The reduction is primarily due to lower headcount in 2026 in our IP and Corporate segment and to one-off redundancy payments in the first half of 2025, amounting to $825,561, offset by bonus payments for the 2025 year, in the six months ended June 30, 2026.
Professional and legal fees amounted to $268,319 and $417,821, respectively, for the six months ended June 30, 2026, (six months ended June 30, 2025, $375,608 and $612,602), a decrease of $107,289 and $194,781, respectively. Professional and legal fees were lower in the six months ended June 30, 2026, primarily due to the absence of significant non-recurring matters, with costs reflecting routine business operations and no major special projects undertaken in the Corporate segment.
Consultancy fees amounted to $495,473 for the six months ended June 30, 2026, (six months ended June 30, 2025, $1,033,921), which is lower by $538,448 due to a decrease in the consultants employed outside the Kabanga Nickel Project in the first half of 2026.
Audit and accountancy fees amounted to $321,646 for the six months ended June 30, 2026, and are lower by $96,126, compared to the six months ended June 30, 2025, primarily due to additional costs related to the switch in auditors in 2024 and additional valuation and accounting advice incurred in the six months ended June 30, 2025.
The “Impairment of VAT receivable” reflects the impairment of the entire Tanzanian VAT refund claim amounting to $999,978 and $470,263 for the six months ended June 30, 2026, and 2025, respectively. The amount provided in the six months ended June 30, 2026, relates to goods and services purchased in that period and is higher than the six months ended June 30, 2025, primarily due to an increase in pre-FID and construction readiness activities, in particular, geotechnical investigations at the Kabanga site. Lifezone began providing for the VAT receivable after TNCL received a letter from the TRA on November 30, 2023, rejecting its application for VAT refunds related to goods and services procured for the Kabanga Nickel Project between August 1, 2021, and July 31, 2023. TNCL has formally objected to the TRA’s decision, maintaining that the rejection lacks merit since the purchases were made as part of its economic activities in Tanzania, with the clear objective of developing the Kabanga Nickel Project and ultimately producing and exporting metals. Lifezone continues to closely monitor the situation and is actively engaging with the Government of Tanzania to seek a favorable resolution in accordance with local regulations.

Lifezone continues to challenge the demand notice through proactive discussions with the TRA. While the outcome of these discussions is uncertain, based on legal advice obtained and progress to date, Lifezone believes that it can successfully negotiate a waiver of the additional interest charges. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $4.71 million (TZS 12.36 billion). Following the resolution of this matter, Lifezone intends to place KNCL in voluntary liquidation. KNCL does not hold the SML and any liquidation has no impact on Lifezone's operations.

During the period, Lifezone and its Tanzanian entities engaged in discussions with the Government of Tanzania to amend the existing Framework Agreement and agreed on a mechanism to resolve several outstanding matters with the TRA. Based on the advice received and the advanced stage of the Framework Agreement negotiations, management believes it is likely that Lifezone will not be required to pay the additional interest charges of $4.71 million (TZS 12.36 billion) in relation to the withholding tax assessment. However, as the amended Framework Agreement has not yet been signed or become effective, it is considered probable, though not certain, that no payment will be required in respect of the assessed amounts.

Share-based payment expenses of $3.14 million for the six months ended June 30, 2026 (six months ended June 30, 2025: nil) were recognized in accordance with IFRS 2 - Share-based Payment in relation to stock options granted on

Management’s Discussion and Analysis of financial condition and results of operations
August 14, 2025 and May 7, 2026 and modification of the terms of the RSUs on December 1, 2025. For details refer to Note 23.
Insurance expenses decreased to $313,048 from $590,283, reflecting more favorable rates secured on the D&O insurance policy for the twelve months commencing July 1, 2025, compared to the prior year.
Other administrative expenses include costs related to advertising, marketing, communications and information technology, among other things, and did not increase materially from the prior period.

Management’s Discussion and Analysis of financial condition and results of operations
Staff headcount

Staff head count increased by 5 employees, to 98 as of June 30, 2026 with the majority located in Australia and Tanzania.

	June 30, 2026		December 31, 2025
Geographical Location	Number of workers	% of total	Number of workers	% of total
United Kingdom	13	13%	12	13%
Australia	33	34%	37	40%
Tanzania	39	40%	37	40%
Other	13	13%	7	8%
Total	98		93
Liquidity, capital resources and capital requirements
We have incurred recurring net losses (excluding unrealized gains on changes in fair value of embedded derivatives, warrants and deferred consideration) and experienced negative cash flows from operating and investing activities. We expect to continue operating at a loss for the foreseeable future. As at June 30, 2026, and June 30, 2025, we had cash and cash equivalents of $37.3 million and $12.51 million, respectively.
Included in the cash and cash equivalents of $37.3 million as of June 30, 2026, is an initial drawdown of $5.0 million, received on March 16, 2026, as part of a second utilization under the senior secured bridge loan facility and a further $16.7 million received on April 29, 2026. A further $18.3 million of the senior secured bridge loan facility remained undrawn as of June 30, 2026. The facility is available for further drawdowns until November 29, 2026, and supports the advancement of the Kabanga Nickel Project by funding the development of pre-FID, critical early-stage work, and project financing activities. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months.
On April 23, 2026, Lifezone Metals closed a registered direct offering (the "2026 Offering") of 5,700,000 ordinary shares, with no warrants. The ordinary shares were sold at a purchase price of $4.40 per share. The net proceeds from the 2026 Offering were $23.3 million (after placement agent fees, commissions, and estimated offering expenses payable by Lifezone). The net proceeds of this offering will be used for exploration activities in Burundi and Tanzania, the PGM Recycling Project, conducting Hydromet research and development at Simulus laboratory, and other general corporate and working capital purposes, including financing costs. The 2026 Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated April 22, 2026.

Currently, we generate revenue through our laboratory and engineering services provided by Simulus, which forms part of our IP segment. However, we have not generated any revenue from our Metals Extraction activities and do not anticipate doing so in the near future. Revenue and cash flows from our IP business are not expected to be sufficient to fund the development of our two primary projects.

To date, we have primarily financed our operations through the issuance of equity, convertible securities and the senior secured bridge loan facility. We have no history of monetizing metal streams or royalties, and all of our mining and prospecting licenses are currently unencumbered by commercial streaming or royalty agreements.

As of June 30, 2026, we do not have any material non-cancellable capital expenditure commitments that could not be terminated without significant penalty.

Lifezone’s current and anticipated liquidity and funding requirements, and notwithstanding the funds received from the 2026 Offering, Lifezone will need to raise additional capital in the next 12 months to fund its corporate expenditure, operations and project developments, in particular for the Kabanga Nickel Project, and to maintain the minimum cash balance covenant required under the senior secured bridge loan facility. Based on our assessment, additional funding will be required latest by Q1 2027. In this assessment, we consider completing all of our forecast pre-FID

Management’s Discussion and Analysis of financial condition and results of operations activities, which will consume all of the available funds from the senior secured bridge loan facility earmarked for the Kabanga Nickel Project. In addition, additional capital will need to be raised, or an agreement reached to refinance the senior secured bridge loan, which has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. We also consider the Board of Directors making the FID for the Project during Q1 2027, which will materially increase our investment cash flows and require raising equity, including a farm-down at the Kabanga Nickel Project level, and debt through a multi-sourced project financing solution. With concerted efforts, this date could be moved forward, but FID could happen later, depending on the lender's assessment of the Framework Agreement. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.

Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, and capital costs in relation to the development of the Kabanga Nickel Project, and the demand and prices for the minerals we envision extracting in our Metals Extraction business and as well as for Lifezone’s working capital requirements.
If required to maintain liquidity, management could consider reducing operating costs, pausing capital expenditures, restructuring interest-bearing debt, or maximizing external revenues from the Simulus hydromet laboratory based in Perth, Australia. Additionally, Lifezone may receive the proceeds from any exercise of any Warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price ranging from $4.00 to $11.50 per share in cash. Please refer to Note 22 of the unaudited interim consolidated financial statements for further details on the number of warrants outstanding, exercise prices, and expiry dates of the warrants.

In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets, and the investment in its subsidiaries, as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding, or monetizing the offtake from the Kabanga Nickel Project until such time as Lifezone becomes self-financing from the commercial production of metals and minerals and royalties received from intellectual property rights linked to its Hydromet Technology.
These conditions give rise to a substantial doubt about our ability to continue as a going concern, as there can be no assurance that Lifezone will be able to raise the required financing through a combination of equity offerings, debt financings, strategic alliances, alternative financings, and off-take agreements and/or licensing arrangements in the future.
Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis as they believe that Lifezone will be able to raise further funding as set out above. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary if Lifezone was unable to continue as a going concern.
Please refer to cash flow from financing activities below for further information on past funding activities.

Project development and funding
To support the Kabanga Nickel Project development, Lifezone is pursuing a diversified funding strategy comprising a mix of equity, strategic partnerships, and project-level debt. Ongoing discussions are being held with development finance institutions, commercial lenders, and potential strategic investors. The attractive economics of the Kabanga Nickel Project, its low operating costs and alignment with global critical minerals' priorities position the Kabanga Nickel Project as a compelling candidate for sustainable financing.
Lifezone has engaged Standard Chartered Bank as a financial adviser to support the development of the Kabanga Nickel Project. As noted in the liquidity section above, a short-term development financing package was agreed on August 8, 2025, to provide sufficient capital to undertake early works and infrastructure development and to progress through to Final Investment Decision, including proceeding to financial close of the multi-source project finance package.
Lifezone is also in active discussions with several major, diversified counterparties regarding long-term strategic partnerships. Societe Generale is advising Lifezone on the project financing process. This includes potential support from the U.S. Development Finance Corporation (or US DFC) through loans and risk insurance, and several African and

Management’s Discussion and Analysis of financial condition and results of operations
European Development Financing Institutions and Export Credit Agencies. The project financing process is progressing well, and meaningful interest has been received from potential lenders, including Export Credit Agencies.
These initiatives aim to deliver a capital structure aligned with Lifezone’s growth ambitions and development timeline. While BHP’s exit marks a transition, it also presents a unique opportunity to reshape the ownership and financing strategy for long-term shareholder value creation.
The total capital requirements for the proposed PGM recycling facility in the United States will become clearer following the completion of the feasibility study. A final investment decision for the PGM recycling plant will be contingent upon a positive feasibility outcome, as well as the completion of front-end engineering design, receipt of required permits, and implementation of an appropriate financing strategy.
Should we incur indebtedness to fund the development of these projects, we would face higher fixed financial obligations. Additionally, debt financing could entail restrictive financial and operating covenants, which may limit our operational flexibility and strategic alternatives.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2026	2025
	$	$
Net cash used in operating activities	(4,288,732)	(6,711,490)
Net cash used in investing activities	(15,029,662)	(9,827,700)
Net cash provided by (used in) financing activities	36,423,192	(286,164)
Net increase (decrease) in cash and cash equivalents	17,104,798	(16,825,354)
Comparison of Lifezone’s cash flows for the six months ended June 30, 2026, and for the six months ended June 30, 2025
a)Cash flow from operating activities
Net cash used in operating activities of Lifezone was $4.29 million for the six months ended June 30, 2026, primarily consisting of general and administrative expenses of the corporate function, including wages, salaries and consulting fees, and legal and professional fees. This is lower than the net cash used in operating activities of $6.71 million for the six months ended June 30, 2025. The reduction is largely attributable to increase in cash received from higher revenue in our Simulus business, inflows from changes in working capital and decreased spending on legal, professional, and administrative services in the first half of 2026.
b)Cash flow from investing activities
Net cash used in investing activities of Lifezone was $15.03 million for the six months ended June 30, 2026. This was primarily driven by $15.39 million of cash used for the Kabanga Nickel Project, our only exploration and evaluation assets. Spending on the Kabanga Nickel Project was higher in the period, reflecting the transition into the execution-readiness phase following completion of the July 2025 Feasibility Study. Costs incurred during the six months ended June 30, 2026, include those associated with advancing the multi-sourced project financing process and undertaking pre-FID activities, including early works, geotechnical investigations, owner's team scale-up, and procurement activities ahead of FID.
Net cash used in investing activities of Lifezone was $9.83 million for the six months ended June 30, 2025. This was primarily driven by $10.18 million of cash used for the Kabanga Nickel Project, partially offset by $0.41 million of interest received from banks.

Management’s Discussion and Analysis of financial condition and results of operations
c)Cash flow from financing activities
Net cash provided by financing activities of Lifezone was $36.42 million during the six months ended June 30, 2026, consisting of $21.70 million of drawings from the senior secured bridge loan facility and gross proceeds of $25.08 million from the April 2026 registered direct offering of 5,700,000 ordinary shares at $4.40 per share, offset by $0.82 million of transaction costs on the senior secured bridge loan facility, $1.75 million of transaction costs in relation to the April 2026 registered direct offering, $7.09 million paid in interest and commitment fees on the senior secured bridge loan facility and the convertible debentures and payments for lease liabilities of $0.75 million.
Net cash used from financing activities was $0.29 million during the six months ended June 30, 2025, primarily on account of payments for lease liabilities.
Capital expenditures
Lifezone’s capital expenditure for the six months ended June 30, 2026, was $15.44 million compared to $10.24 million for the six months ended June 30, 2025.
Capital expenditure primarily comprises costs related to exploration and evaluation activities, transportation, office, and computer equipment, and legal and professional fees incurred by Lifezone required to expand and maintain Lifezone Limited’s portfolio of six active IP patent families.
Research and development, patents, and licenses
Lifezone’s proprietary Hydromet Technology, supported by a team of experienced chemical engineers and metallurgists, underpins our strategy to develop cleaner and more cost-effective alternatives to traditional smelting for nickel and PGM extraction. This technology is central to our commercialization efforts at the Kabanga Nickel Project and other downstream initiatives. As of June 30, 2026, Lifezone holds 285 patents and has 32 additional applications in progress in 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six key technology families of principal patents. As disclosed in Note 12 to the financial statements, Lifezone has impaired the carrying value of the patents as at June 30, 2026 on the grounds that, since Lifezone listing, no revenue has been generated from them, and that, following BHP's exit from the Kabanga Nickel Project and ongoing discussions with future strategic partners during the first six months of 2026, there is no probable and near-term use case that will lead to material royalty income from the existing patents. Realizing value from the patents would require further research and development and management assume that royalty income will in the near term more likely be generated from licensing technological process knowhow.
For the six months ended June 30, 2026, research and development primarily focused on developing Hydromet applications for lateritic nickel processing and recovery of PGMs from secondary sources. We incurred expenses of $42,481 (June 30, 2025: $43,064) for our technology-related patents. We expect to continue spending on research and development efforts, flow sheet evaluations, and laboratory infrastructure over the next 12 months to support commercialization efforts.
Through our Tanzanian subsidiary, TNCL, we hold an SML covering approximately 202 square kilometers over the Kabanga nickel deposit. This license is required for large-scale mining in Tanzania and remains valid for the productive life of the deposit, subject to regulatory compliance. In addition, we hold five adjacent Prospecting Licenses and have received required environmental approvals, including an updated Environmental and Social Management Plan, secured in June 2023.

Tabular disclosure of contractual obligations

Management’s Discussion and Analysis of financial condition and results of operations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$	$	$	$	$
Convertible debentures[1]	56,554,112	3,790,470	52,763,642	-	-
Senior secured bridge loan facility[2]	46,374,313	4,314,750	42,059,563	-	-
Deferred consideration to BHP[3]	36,700,000	-	10,000,000	26,700,000
Lease obligations	2,208,495	967,183	1,241,312	-	-
Purchase obligations[4]	1,606,113	1,606,113	-	-	-
Total	143,443,033	10,678,516	106,064,517	26,700,000	-
1The unsecured convertible debentures issued by Lifezone Metals are convertible into Ordinary Shares at the option of the holder at a conversion price of $8.00 per share. The amounts disclosed in the accompanying table reflect principal and cash interest payments, assuming that holders do not elect to convert their debentures into equity.

2The payments under the senior secured bridge loan facility only considers amounts already drawn as at June 30, 2026.

3The amount and timing of payments on deferred consideration to BHP are based on Lifezone's base case estimates in the above table. For details refer to Note 21.

4Management defines “purchase obligations” as legally binding agreements to purchase goods or services that are enforceable across the business. As of June 30, 2026, Lifezone does not have any take-or-pay arrangements, long-term construction contracts, or fixed supply agreements in place. The majority of current obligations relate to technical services supporting the pre-FID phase of the Kabanga Nickel Project. Most of these contracts are cancellable with a 4-week notice period. Accordingly, the amounts disclosed under "purchase obligations" are reflective of the ability to cancel contracts on short notice and are based on historical spending patterns, not including existing trade payables and accruals.

Off-balance sheet arrangements
As of June 30, 2026, Lifezone did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.
Related Party Transactions
Please refer to Note 20 of the unaudited interim consolidated financial statements for detailed discussion.

Management’s Discussion and Analysis of financial condition and results of operations
Management
Executive Officers and Directors
The following table lists the positions of individuals who currently serve as directors and officers of Lifezone, as at June 30, 2026.

Name	Position
Keith Liddell	Chair, Director
Chris Showalter	Chief Executive Officer, Director
Ingo Hofmaier	Chief Financial Officer
Gerick Mouton	Chief Operating Officer
Dr. Michael Adams	Chief Technology Officer
Spencer Davis	Chief Legal Officer
Robert Edwards	Lead Independent Director
Jennifer Houghton	Director
Mwanaidi Maajar	Director
John Dowd	Director
Beatriz Orrantia	Director
Govind Friedland	Director

Item 3. Quantitative and Qualitative Disclosures About Market Risk
For quantitative and qualitative disclosures about market risk affecting us, see Item 11. "Quantitative and Qualitative Disclosures about Market Risk," in our 2025 Annual Report at www.lifezonemetals.com or www.sec.gov. Our exposure to market risk has not changed materially since December 31, 2025.

Item 4. Controls and Procedures
The certification requirements under either Section 13(a) or 15(d) of the Exchange Act apply to periodic quarterly reports on Forms 10-Q and 10-QSB, but not current reports on Form 6-K. Lifezone Metals has designed and maintains disclosure controls and procedures to enable it to make timely disclosure in current reports, even though there is no specific certification requirement relating to this report.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of Lifezone’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on such evaluation, those officers have concluded that, as of December 31, 2025, Lifezone’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms as a result of the material weaknesses in our internal control over financial reporting. Please refer to Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2025 at www.lifezonemetals.com or www.sec.gov, for more details on material weaknesses in our internal control over financial reporting. While Lifezone is working to remedy these deficiencies, there were no changes in internal controls over financial reporting during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
Item 1A. Risk Factors
With the following discussions, we are expanding, amending, and restating the Risk Factors from the Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which should be read in conjunction with the section entitled “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations - Special note regarding forward-looking statements”, the financial statements of Lifezone Metals and the Notes thereto included therein, as applicable, and in conjunction with the Annual Report.
International conflict increases geopolitical risk and creates greater uncertainty in the global economic and operating environment. The recent developments in the Middle East, particularly related to the US military operations in Iran and the Iranian response, could result in supply chain disruptions and inflation, pose challenges for Lifezone in accessing equity and debt capital markets, and increase the costs of such financings.
The continuing tensions and periodic military exchanges involving the United States, Iran, and regional actors have contributed to volatility in global financial markets, energy markets, and supply chains. Although direct hostilities have reduced from their peak, they continue to fluctuate, and the risk of further escalation remains elevated, creating uncertainty across global capital markets and the energy and mining sectors.
Heightened geopolitical risk has contributed to increased investor caution, reduced risk appetite, and greater volatility in equity and debt markets. These conditions may adversely affect the Company's ability to raise equity or debt financing on acceptable terms, if at all, through higher financing costs, wider credit spreads, increased dilution, and reduced capital availability. Any deterioration in financing conditions could delay project funding, the Final Investment Decision for the Kabanga Nickel Project, or other development milestones.
The conflict has also increased uncertainty in global energy markets. While oil prices have remained volatile rather than persistently elevated, any disruption to Middle Eastern production or key shipping routes could materially increase fuel and electricity costs. Higher energy prices would increase the cost of mining, processing, transportation, and construction, as well as the costs of energy-intensive inputs such as steel, cement, and other construction materials.

Global supply chains also remain vulnerable to disruption from geopolitical instability. Shipping delays, higher freight and insurance costs, longer equipment lead times, and reduced availability of critical mining equipment and consumables could increase capital and operating costs and delay project execution. Currency volatility may further affect project costs, financing requirements, and reported financial results where expenditures or financing are denominated in multiple currencies.
Commodity prices, including nickel and copper, may experience significant volatility as geopolitical developments affect global economic growth, energy markets, and industrial demand. A prolonged period of geopolitical instability or a broader economic slowdown could reduce demand for metals produced by the Kabanga Nickel Project and adversely affect project economics.

Although the conflict has not had a material direct impact on the Kabanga Nickel Project to date, continued geopolitical uncertainty could have indirect implications for mining projects in Tanzania. Higher imported fuel and equipment costs could increase operating and capital expenditures across the mining sector. Increased shipping costs and longer delivery times through international trade routes, and shortages of key inputs may affect the procurement of plant components, equipment, and critical consumables. Inflationary pressures could also increase labor and contractor costs, while higher fuel and fertilizer prices may adversely affect agricultural production and broader economic conditions in Tanzania, potentially creating additional social and fiscal pressures.
The Company continues to monitor geopolitical developments and assess potential mitigation measures. However, there can be no assurance that prolonged or escalating regional conflict will not adversely affect project costs, financing, schedules, or overall project economics. As of the date of this report, the conflict has not resulted in any material measurable capital cost inflation or impairment indicators for the Company's assets.

Emerging risks from the recent Ebola outbreak in the Democratic Republic of Congo and Uganda
The ongoing Ebola outbreak in parts of East Africa represents an emerging regional risk that Lifezone continues to monitor closely. On May 17, 2026, the World Health Organization (“WHO”) declared the Ebola outbreak in DRC and Uganda a Public Health Emergency of International Concern. WHO’s risk assessment remains very high at the national level (countries affected) due to its rapid spread, high at the regional level, and low at the global level. While our operations in Tanzania have not been directly affected and there have been no reported cases in Tanzania or close to our operating sites (including in districts in Burundi relevant to us), the outbreak could adversely impact our business through restrictions on cross-border movement, supply chain disruptions, workforce availability, contractor mobilization, and broader regional economic activity if the situation were to deteriorate.
Local management has implemented enhanced health monitoring and a response plan, and refreshed its business continuity measures. The organization in Tanzania continues to assess guidance issued by relevant public health authorities. Based on information available at the reporting date, Lifezone does not expect the outbreak to have a material impact on its operations, financial position, or liquidity. However, given the evolving nature of the situation, the extent of any future impact remains uncertain and will depend on the duration and geographic spread of the outbreak, as well as any related government or public health measures.
Uncertainty around supply agreements and the Framework Agreement.
We are negotiating and updating key commercial arrangements, including supply agreements—some with Tanzanian state-owned enterprises (SOEs)—and amendments to our Framework Agreement.
Lifezone and its Tanzanian entities continue to engage in active discussions with the Government of Tanzania regarding amendments to the existing Framework Agreement. The negotiations in respect of amendments to our Framework Agreement include agreeing on the Joint Financial Model, to equitably share the economic benefits derived from the Kabanga Nickel Project, and updating the Framework Agreement with additional protections in respect of bankability of the Kabanga Nickel Project. Lifezone has already experienced delays in negotiating the amendments to the Framework Agreement relative to its earlier assumptions, which have affected the FID timeline and will have knock-on effects on pre-FID activities and timelines, potentially resulting in additional costs or affecting project economics.
The Joint Financial Model is currently in draft form between KNL and the Government of Tanzania. Finalization of the Joint Financial Model is a condition precedent to the Project FID; therefore, any delays could impact the timing of financial close and the overall Project execution timeline. A bankable Framework Agreement is required to raise the necessary funding for the Kabanga Nickel Project. An amended Framework Agreement is also a condition to the final drawdown of the $60 million senior secured bridge loan facility agreement with Taurus Mining Finance Fund No. 2 L.P.
Lifezone continues to actively engage with the Government of Tanzania to ensure that the amendment to the Framework Agreement is finalized and signed by the parties. There can be no assurance regarding the final terms, timing, or successful completion of these negotiations. Furthermore, there can be no assurance that the amended Framework Agreement will be concluded on terms that are favorable or sufficiently bankable, or that counterparties will perform as expected over time. Any amendments to the Framework Agreement will require the consent and approval of governmental authorities and counterparties in Tanzania and may be subject to conditions or implementation requirements.
Further, the terms of supply agreements (including volumes, specifications, delivery points, pricing and indexation, payment terms, take or pay provisions, credit support and remedies) and the allocation of operational and regulatory responsibilities under the Framework Agreement will be important to the Kabanga Nickel Project’s commercial framework. Engagements with SOE counterparties may involve additional procedural requirements, public policy considerations and approval processes, and may be more susceptible to changes in law, policy or enforcement priorities. There can be no assurance that supply agreements or any amended Framework Agreement will be concluded on terms that are favorable or sufficiently bankable, or that counterparties will perform as expected over time.
As we advance the project, we are evaluating potential adjustments to marketing strategy, development sequencing and processing configuration, which may include phased development and alternative product marketing pathways. Any such changes could alter logistics, regulatory considerations, commercial terms and expected timing relative to prior assumptions. Delays in finalizing or implementing supply agreements or the Framework Agreement, adverse or uncertain terms, or counterparty non performance could reduce expected returns, necessitate changes to the scope or schedule of the Kabanga Nickel Project, or require us to seek alternative arrangements that may be less favorable or take longer to secure.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. See also the risk factors relating to political and regulatory risks in Tanzania, permitting and environmental approvals, and FID timing and project execution.